                                               Filed pursuant to Rule 424(b)(5)
                                                  Registration Number 333-59916
Prospectus Supplement
(To Prospectus dated May 14, 2001)

[LOGO of UHS]

Universal Health Services, Inc.

$200,000,000

6 3/4% Notes due 2011

Interest payable May 15 and November 15

Issue price: 99.948%

The notes will mature on November 15, 2011. Interest on the notes will accrue from November 9, 2001, and will be payable on May 15 and November 15 of each year, beginning May 15, 2002. UHS may redeem the notes in whole at any time or in part from time to time at the redemption price described on page S-37. The notes will be issued in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                         Price to     Discounts and Proceeds
                         Public       Commissions   to UHS
                -------------------------------------------------
                Per Note 99.948%      .680%         99.268%
                -------------------------------------------------
                Total    $199,896,000 $1,360,000    $198,536,000
                -------------------------------------------------

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company on our about November 9, 2001.

                               Joint Bookrunners

JPMorgan                                         Banc of America Securities LLC

        Fleet Securities, Inc.                              Wachovia Securities
                             ABN AMRO Incorporated

November 6, 2001

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus and the information to which we have referred you. We have not authorized anyone to provide you with any additional information.

This prospectus supplement and accompanying prospectus do not constitute an offer to sell, or the solicitation of an offer to purchase, the notes offered by this prospectus supplement and the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any distribution of notes pursuant to this prospectus supplement and the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in our affairs since the date of this prospectus supplement.

As used in this prospectus supplement, the terms "UHS," "we," "us" and "our" refer to Universal Health Services, Inc. and its subsidiaries.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                                      Page
                                                                                      ----
Where You Can Find Additional Information............................................  S-3
Forward-Looking Information..........................................................  S-4
Summary..............................................................................  S-5
Ratio of Earnings to Fixed Charges...................................................  S-9
Use of Proceeds......................................................................  S-9
Capitalization....................................................................... S-10
Selected Consolidated Financial Information.......................................... S-11
Business............................................................................. S-12
Management's Discussion and Analysis of Financial Condition and Results of Operations S-21
Management........................................................................... S-35
Description of the Notes............................................................. S-37
Underwriting......................................................................... S-41
Legal Matters........................................................................ S-42
Experts.............................................................................. S-42

                                        Prospectus
                                                                                      Page
                                                                                      ----
Where You Can Find Additional Information............................................    3
Universal Health Services, Inc.......................................................    4
Ratio of Earnings to Fixed Charges...................................................    4
Use of Proceeds......................................................................    4
Description of Our Capital Stock.....................................................    5
Description of Our Debt Securities...................................................    5
Plan of Distribution.................................................................   11
Legal Matters........................................................................   12
Experts..............................................................................   12

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our file number is 1-10765. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

You may also inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We are "incorporating by reference" specified documents that we file with the SEC, which means:

 .   incorporated documents are considered part of this prospectus supplement and the accompanying prospectus;

 .   we are disclosing important information to you by referring you to those documents; and

 .   information that we file in the future with the SEC will automatically update and supersede the information in this prospectus supplement and the accompanying prospectus.

We incorporate by reference the documents listed below, and any documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement until we or the underwriters sell all of the notes:

 .   our annual report on Form 10-K for the year ended December 31, 2000;

 .   our quarterly reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001; and

 .   our current reports on Form 8-K filed on July 3, 2001, October 2, 2001 and
    November 1, 2001.

You may also request a copy of these filings, at no cost, by writing or telephoning our chief financial officer at the following address:

                        Universal Health Services, Inc.
                          Universal Corporate Center
                                P.O. Box 61558
                             367 South Gulph Road
                   King of Prussia, Pennsylvania 19406-0958
                      Attention: Chief Financial Officer
                           Telephone: (610) 768-3300

                          FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus contain forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

 .   that the majority of our revenues are produced by a small number of our total facilities;

 .   possible changes in the levels and terms of reimbursement by government programs, including Medicare or Medicaid or other third-party payors;

 .   industry capacity;

 .   demographic changes;

 .   existing laws and government regulations and changes in or failure to comply with laws and governmental regulations;

 .   the ability to enter into managed care provider agreements on acceptable terms;

 .   liability and other claims asserted against us;

 .   competition;

 .   the loss of significant customers;

 .   technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, healthcare;

 .   the ability to attract and retain qualified personnel, including physicians;

 .   our ability to successfully integrate recent acquisitions; and

 .   our ability to finance growth on favorable terms.

Given these uncertainties, you are cautioned not to place undue reliance on our forward-looking statements. Except as required by law, we disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this prospectus supplement and the accompanying prospectus to reflect future events or developments.

                                    SUMMARY

This prospectus supplement contains the terms of this offering of notes. The prospectus supplement may add, update or change information in the accompanying prospectus. To the extent they are inconsistent, the information in this prospectus supplement will supersede the information in the accompanying prospectus.

You should read carefully this prospectus supplement and the accompanying prospectus to understand the terms of the notes offered by this prospectus supplement and the accompanying prospectus. You should also read the documents referred to in "Where You Can Find Additional Information" on page S-3 of this prospectus supplement for information about us and our financial statements.

                           Universal Health Services

General

Our principal business is owning and operating acute care hospitals, behavioral health centers, ambulatory surgery centers, radiation oncology centers and a women's center. As of September 30, 2001, we operated 62 hospitals in the United States, consisting of 24 acute care hospitals, 37 behavioral health centers, and a specialized women's health center. In addition, we own an 80% interest in Medi-Partenaires, an operating company that owns nine hospitals in France. Our United States facilities are located in Arkansas, California, Delaware, the District of Columbia, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Massachusetts, Michigan, Mississippi, Missouri, Nevada, New Jersey, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Texas, Utah and Washington. As part of our Ambulatory Treatment Centers Division, we own outright, or in partnership with physicians, and operate or manage 24 surgery and radiation oncology centers located in 12 states and the District of Columbia.

Our acute care facilities are located in rapidly growing small-to-mid-sized markets, with populations between 75,000 and 400,000. We focus on operating acute care hospitals that are either the dominant or second-largest providers of acute care services in their respective markets. Our acute care hospitals are relatively large, averaging approximately 235 beds. We have supplemented the underlying demographic growth of these markets with strategies designed to capture additional market share.

Services provided by our hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services and behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Our principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, Pennsylvania 19406-0958. Our telephone number is (610) 768-3300.

Business Strategy

Our community-based hospitals remain the focal point of our healthcare delivery network. In each community we serve, we look to add services and delivery locations, aggressively recruit physicians and create a network of providers in an effort to make our facilities the most important providers of healthcare in the community. We will continue to implement our program of rational growth around our core businesses while retaining the missions of the hospitals we manage and the communities we serve. We have a strong, well-conceived corporate strategy:

 .   to establish and maintain leadership positions in rapidly growing mid-sized markets with favorable demographics;

 .   to develop strong relationships with physicians;

 .   to maintain a low cost structure while providing high quality care; and

 .   to make selective acquisitions to strengthen existing operations and to diversify.

                              Recent Developments

Results of Operations - Third Quarter 2001

The following are certain of our unaudited financial results for the third quarter of 2001, taken from our consolidated statement of income.

                                                             Three Months Ended   Nine Months Ended
                                                               September 30,        September 30,
                                                             ------------------ ---------------------
                                                               2001      2000      2001       2000
                                                             --------  -------- ---------- ----------
                                                                      (dollars in thousands)
Net revenues................................................ $720,784  $561,790 $2,116,329 $1,627,622
Operating charges:..........................................
   Salaries, wages and benefits.............................  282,225   219,371    832,785    632,902
   Other operating expenses.................................  167,958   132,123    488,740    369,669
   Supplies expense.........................................   94,275    74,780    276,622    221,295
   Provision for doubtful accounts..........................   68,682    49,221    186,587    136,084
   Depreciation and amortization............................   32,587    28,475     94,630     84,278
   Lease and rental expense.................................   13,884    12,482     39,994     36,351
   Interest expense, net....................................    9,846     6,994     28,808     21,514
                                                             --------  -------- ---------- ----------
   Total operating charges..................................  669,457   523,446  1,948,166  1,502,093

Income before minority interests, effect of foreign exchange
  and derivative transactions and income taxes..............   51,327    38,344    168,163    125,529
Minority interests in earnings of consolidated entities.....    3,700     3,172     11,324      9,686
Losses on foreign exchange and derivative transactions......      108         0      1,509          0
                                                             --------  -------- ---------- ----------
Income before income taxes..................................   47,519    35,172    155,330    115,843
Provision for income taxes..................................   17,265    12,837     56,515     41,570
                                                             --------  -------- ---------- ----------
       Net income........................................... $ 30,254  $ 22,335 $   98,815 $   74,273
                                                             ========  ======== ========== ==========

Redemption of 8 3/4% Senior Notes due 2005

On October 9, 2001, we redeemed all of our outstanding 8 3/4% senior notes due 2005 for an aggregate redemption price of $136,528,200. Prior to the redemption, we received a net payment of approximately $3.8 million from the termination of a related interest rate swap.

Professional Liability Insurance

During the third quarter, the Pennsylvania Insurance Commissioner obtained a rehabilitation order for PHICO Insurance Company, which provides the majority of our professional liability insurance. This order gives the Pennsylvania Department of Insurance statutory control over PHICO, including the ability to thoroughly analyze, evaluate, and oversee financial operations. No provision has been made for any potential contingencies on our September 30, 2001 financial statements as a result of the rehabilitation order, as such amount, if any, could not be reasonably estimated. We believe that PHICO continues to have a substantial liability to pay claims on our behalf, and an inability to discharge this liability could have a material adverse effect on us.

Recent and Proposed Acquisitions and Development Activities

We proactively seek to identify potential acquisition targets in addition to responding to requests for proposals from entities that are seeking to sell or lease hospital facilities. As a result, we may enter into agreements to acquire hospital facilities from time to time and at any time, and we are currently actively involved in negotiations concerning possible acquisitions. In 2001 to date, we have acquired:

 .   three acute care hospitals that operate a total of 207 licensed beds;

 .   three behavioral health centers that operate a total of 323 licensed beds;
    and

 .   an 80% ownership interest in Medi-Partenaires, an operating company that owns nine hospitals in France.

In addition, we recently entered into an agreement to purchase the 150 licensed bed North Penn Hospital in Lansdale, Pennsylvania.

We are actively involved in constructing replacement facilities and expanding our existing facilities. For example:

 .   In late August, we opened a 178 licensed bed replacement hospital for
    Doctors Hospital of Laredo in Laredo, Texas; and

 .   We are building a 371 licensed bed replacement hospital for The George
    Washington University Hospital in Washington, D.C., which we expect to open in mid-2002.

Appointment of Senior Executive

On October 1, 2001, O. Edwin French joined us as a Senior Vice President and President of our Acute Care Hospital Division. Mr. French previously served as President and Chief Executive Officer of a healthcare consulting firm, as President and Chief Operating Officer of Physician Reliance Network and as Senior Vice President of American Medical International.

Stock Split and Charter Amendment

In April 2001, we declared a two-for-one stock split in the form of a stock dividend, which was paid to shareholders of record as of May 16, 2001 in June 2001. All classes of our common stock participated on a pro rata basis. In connection with the stock split, we secured the approval of our stockholders to amend our restated certificate of incorporation to increase the number of authorized shares of class B common stock from 75,000,000 to 150,000,000.

Revolving Credit Facility

We are in the process of replacing our existing $400 million bank revolving credit facility with a new $400 million revolving credit facility. We expect the new revolving credit facility to provide for interest at our option at variable rates and to have a maturity date in November 2006.

                                 The Offering

Issuer......................   Universal Health Services, Inc.


Securities Offered..........   $200,000,000 initial principal amount of 6 3/4%
                               Notes due 2011.

Maturity Date ..............   November 15, 2011.

Interest Payment Dates......   May 15 and November 15, commencing May 15, 2002.

Optional Redemption.........   We may redeem the notes, in whole at any time or
                               in part from time to time, at our option on not less than 30 nor more than 60 days' notice, subject to payment of the amounts set forth and as described more fully on page S-37 of this prospectus supplement under the heading
                               "Description of the Notes--Optional Redemption".

Ranking.....................   The notes:

                               .   are unsecured;

                               .   rank equally with all the existing and
                                   future unsecured and unsubordinated debt of UHS;

                               .   are senior to any future subordinated debt;

                               .   are effectively junior to any secured debt;
                                   and

                               . are effectively junior to the secured debt and to all existing and future debt and other liabilities of our subsidiaries.

Covenants...................   We will issue the notes under an indenture
                               containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

                               .   incur debt secured by liens;

                               .   engage in sale/leaseback transactions; or

                               . merge or consolidate with another entity, or sell substantially all of our assets to another person.

Use of Proceeds.............   We estimate that we will receive net proceeds
                               from this offering of approximately $198.3 million, which we intend to use to pay down borrowings under our revolving credit facility.

Further Issues..............   We may create and issue further notes ranking
                               equally and ratably with the notes in all respects, so that such further notes shall be consolidated and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes.

                      RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each of the six months ended June 30, 2001 and 2000 and for each of the years ended December 31, 2000, 1999, 1998, 1997 and 1996:

               Six Months Ended June 30, Year Ended December 31,
               ------------------------- ------------------------
                   2001         2000     2000 1999 1998 1997 1996
                 --------      -------   ---- ---- ---- ---- ----
                   5.0x         4.7x     4.2x 3.8x 3.9x 4.0x 3.3x

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income tax and extraordinary items plus fixed charges. Fixed charges include interest expense, interest element of lease rental expense, and amortization of debt issuance costs.

                                USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated expenses payable by us, will be approximately $198.3 million. We expect to use the net proceeds from this offering to pay down borrowings under our revolving credit facility. The revolving credit facility matures in July 2002 and provides for interest at our option at variable rates. The effective interest rate of the revolving credit facility at June 30, 2001 was 4.33%. Affiliates of the underwriters will receive a portion of the proceeds. See "Underwriting".

                                CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2001 (i) on an historical basis and (ii) as adjusted to reflect the sale of the notes, the redemption of all of our outstanding 8 3/4% senior notes due 2005 on October 9, 2001 plus a net payment of approximately $3.8 million received from the termination of a related interest rate swap, and the application of the proceeds from this offering as described under "Use of Proceeds." This table should be read in conjunction with the information under "Selected Consolidated Financial Information" and our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                               As of June 30, 2001
                                                                        -----------------------------
                                                                            Actual       As Adjusted
                                                                         -------------  -----------
                                                                        (in thousands, except share data)
                                                                                   (unaudited)
Long-term debt (1):
   Notes offered hereby, net of unamortized discount of $104........... $          --     $   199,896
   Notes and mortgages payable.........................................        11,527          11,527
   Revolving credit and demand notes...................................       165,000          72,838 (2)
   Commercial paper....................................................        75,000         100,000 (3)
   Revenue bonds.......................................................        18,200          18,200
   8 3/4% senior notes due 2005 (3)....................................       134,546               0
   Convertible debentures due 2020.....................................       260,364         260,364
                                                                         -------------   -----------
       Total long-term debt............................................       664,637         662,825
                                                                         -------------   -----------
Common stockholders' equity:
   Class A common stock, par value $0.01 per share, 12,000,000 shares
     authorized; 3,848,886 shares issued and outstanding............... $          38     $        38
   Class B common stock, par value $0.01 per share, 150,000,000 shares
     authorized; 55,694,885 shares issued and outstanding (4)..........           557             557
   Class C common stock, par value $0.01 per share, 1,200,000 shares
     authorized; 387,848 shares issued and outstanding.................             4               4
   Class D common stock, par value $0.01 per share, 5,000,000 shares
     authorized; 41,614 shares issued and outstanding..................            --              --
   Capital in excess of par, net of deferred compensation of $634......       142,904         142,904
   Retained Earnings...................................................       638,953         637,946 (5)
                                                                         -------------   -----------
       Total common stockholders' equity...............................       782,456         781,449 (5)
                                                                         -------------   -----------
          Total capitalization......................................... $   1,447,093     $ 1,444,274
                                                                         =============   ===========

--------
(1) Long-term debt includes the current portion.
(2) Reflects the application of $199,896,000 in proceeds received from this offering, plus $111,528,000 borrowed for the redemption of our 8 3/4% senior notes due 2005 described in note (3) below, less a net payment of $3,794,000 received from the termination of a related interest rate swap.
(3) On October 9, 2001, we redeemed all of our outstanding 8 3/4% senior notes due 2005 for an aggregate redemption price of $136,528,200 by drawing down the remaining available commitment on our $100 million commercial paper facility, and drawing down from our $400 million revolving credit facility the remaining portion of the aggregate redemption price.
(4) Does not include 8,500,359 shares of class B common stock available for issuance pursuant to UHS's stock option plans, of which 3,917,772 shares were subject to outstanding options, approximately 6,577,128 shares of class B common stock reserved for issuance upon conversion of UHS' convertible debentures due 2020 and 4,278,348 shares of class B common stock reserved for issuance upon conversion of the class A, C and D common stock.
(5) Reflects the net after-tax loss on the redemption of all of our outstanding 8 3/4% senior notes due 2005 on October 9, 2001.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

We have derived the following selected consolidated financial information of UHS for, and as of the end of, each of the five years in the period ended December 31, 2000, from consolidated financial statements which have been audited by Arthur Andersen LLP, independent auditors. Selected consolidated financial information presented for the six months ended June 30, 2001 and 2000 is unaudited. Results for the six months ended June 30, 2001 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. You should read the selected consolidated financial information in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                               Six Months Ended
                                                   June 30,                           Year Ended December 31,
                                            ----------------------  ----------------------------------------------------------
                                               2001        2000        2000        1999        1998        1997        1996
                                            ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                               (dollars in thousands, except per share data)
Income Statement Data:
Net revenues............................... $1,395,545  $1,065,832  $2,242,444  $2,042,380  $1,874,487  $1,442,677  $1,174,158
Net income.................................     68,561      51,938      93,362      77,775      79,558      67,276      50,671
Weighted average number of common shares--
 diluted (in thousands)(1).................     67,186      62,194      64,820      63,980      66,586      66,196      61,596
Earnings per common share--diluted(1)...... $     1.08  $     0.84  $     1.51  $     1.22  $     1.20  $     1.02  $     0.83

Operating Data:
EBITDA(2).................................. $  197,841  $  157,508  $  310,286  $  269,539  $  264,654  $  205,991  $  177,266
EBITDA margin..............................       14.2%       14.8%       13.8%       13.2%       14.1%       14.3%       15.1%
Capital expenditures(3)....................     69,408      46,191     115,751      68,695      96,808     132,258     107,630
Acute Care Hospitals
  Number of hospitals at end of period.....         32          21          23          21          21          17          14
  Average licensed beds....................      5,918       4,832       4,980       4,806       4,696       3,389       3,018
  Average available beds...................      5,067       4,130       4,220       4,099       3,985       2,951       2,641
  Hospital admissions......................    142,569     106,967     214,771     204,538     187,833     128,020     111,244
  Average length of patient stay (in days).        4.5         4.8         4.7         4.7         4.7         4.8         4.9
  Patient days.............................    640,981     508,566   1,017,646     963,842     884,966     616,965     546,237
  Occupancy rate for available beds........         70%         68%         66%         64%         61%         57%         57%

Behavioral Health Facilities
  Number of hospitals at end of period.....         37          23          34          23          20          20          20
  Average licensed beds....................      3,717       2,051       2,612       1,976       1,782       1,777       1,565
  Average available beds...................      3,573       2,036       2,552       1,961       1,767       1,762       1,540
  Hospital admissions......................     39,508      20,736      49,971      37,810      32,400      28,350      22,295
  Average length of patient stay (in days).       12.1        11.8        12.2        11.8        11.3        11.9        12.4
  Patient days.............................    477,095     243,755     608,423     444,632     365,935     336,850     275,667
  Occupancy rate for available beds........         74%         66%         65%         62%         57%         52%         49%

Balance Sheet Data:
  Cash and cash equivalents................ $   24,525  $    5,552  $   10,545  $    6,181  $    1,260  $      332  $      288
  Total assets.............................  1,980,619   1,525,091   1,742,377   1,497,973   1,448,095   1,085,349     965,795
  Minority interest........................    122,203     120,197     120,788     115,635     129,423      34,693         N/A
  Long-term debt...........................    633,793     404,203     548,064     419,203     418,188     272,466     275,634
  Common stockholders' equity..............    782,456     679,953     716,574     641,611     627,007     526,607     452,980

--------
(1) In April 2001 and April 1996, we declared two-for-one stock splits in the form of 100% stock dividends that were paid in June 2001 and May 1996, respectively. All classes of common stock participated in each stock split on a pro rata basis. All references to share quantities and earnings per share for all periods presented have been adjusted to reflect these stock splits.
(2) For purposes of this table only, EBITDA means earnings before interest, income taxes, depreciation, amortization, minority interest expense and nonrecurring charges. EBITDA does not represent cash flows from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity.
(3) Amount includes non-cash capital lease obligations.

                                   BUSINESS

Overview

Our principal business is owning and operating acute care hospitals, behavioral health centers, ambulatory surgery centers, radiation oncology centers and a women's center. As of September 30, 2001, we operated 62 hospitals in the United States, consisting of 24 acute care hospitals, 37 behavioral health centers, and a specialized women's health center. In addition, we own an 80% interest in Medi-Partenaires, an operating company that owns nine hospitals in France. Our United States facilities are located in Arkansas, California, Delaware, the District of Columbia, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Massachusetts, Michigan, Mississippi, Missouri, Nevada, New Jersey, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Texas, Utah and Washington. As part of our Ambulatory Treatment Centers Division, we own outright, or in partnership with physicians, and operate or manage 24 surgery and radiation oncology centers located in 12 states and the District of Columbia.

Our acute care facilities are located in rapidly growing small-to-mid-sized markets, with populations between 75,000 and 400,000. We focus on operating acute care hospitals that are either the dominant or second-largest providers of acute care services in their respective markets. Our acute care hospitals are relatively large, averaging approximately 235 beds. We have supplemented the underlying demographic growth of these markets with strategies designed to capture additional market share.

Services provided by our hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services and behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Business Strategy

Our community-based hospitals remain the focal point of our healthcare delivery network. In each community we serve, we look to add services and delivery locations, aggressively recruit physicians and create a network of providers in an effort to make our facilities the most important providers of healthcare in the community. We will continue to implement our program of rational growth around our core businesses while retaining the missions of the hospitals we manage and the communities we serve. We have a strong, well-conceived corporate strategy:

 .   to establish and maintain leadership positions in rapidly growing mid-sized markets with favorable demographics;

 .   to develop strong relationships with physicians;

 .   to maintain a low cost structure while providing high quality care; and

 .   to make selective acquisitions to strengthen existing operations and to diversify.

Recent and Proposed Acquisitions and Development Activities

We proactively seek to identify potential acquisition targets in addition to responding to requests for proposals from entities that are seeking to sell or lease hospital facilities. As a result, we may enter into agreements to acquire hospital facilities from time to time and at any time, and we are currently actively involved in negotiations concerning possible acquisitions. In 2001 to date, we have acquired:

 .   three acute care hospitals that operate a total of 207 licensed beds;

 .   three behavioral health centers that operate a total of 323 licensed beds;
    and

 .   an 80% ownership interest in Medi-Partenaires, an operating company that owns nine hospitals in France.

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In addition, we recently entered into an agreement to purchase the 150 licensed bed North Penn Hospital in Lansdale, Pennsylvania.

We are actively involved in constructing replacement facilities and expanding our existing facilities. For example:

 .   In late August, we opened a 178 licensed bed replacement hospital for
    Doctors Hospital of Laredo in Laredo, Texas; and

 .   We are building a 371 licensed bed replacement hospital for The George
    Washington University Hospital in Washington, D.C., which we expect to open in mid-2002.

Bed Utilization and Occupancy Rates

The following table shows the historical bed utilization and occupancy rates for the hospitals operated by us for the years indicated. Accordingly, information related to hospitals acquired during the five year period has been included from the respective dates of acquisition, and information related to hospitals divested during the five year period has been included up to the respective dates of divestiture.

                                      2000     1999    1998    1997    1996
                                    --------- ------- ------- ------- -------
Average Licensed Beds:
  Acute Care Hospitals.............     4,980   4,806   4,696   3,389   3,018
  Behavioral Health Centers........     2,612   1,976   1,782   1,777   1,565
Average Available Beds (1):
  Acute Care Hospitals.............     4,220   4,099   3,985   2,951   2,641
  Behavioral Health Centers........     2,552   1,961   1,767   1,762   1,540
Admissions:
  Acute Care Hospitals.............   214,771 204,538 187,833 128,020 111,244
  Behavioral Health Centers........    49,971  37,810  32,400  28,350  22,295
Average Length of Stay (Days):
  Acute Care Hospitals.............       4.7     4.7     4.7     4.8     4.9
  Behavioral Health Centers........      12.2    11.8    11.3    11.9    12.4
Patient Days (2):
  Acute Care Hospitals............. 1,017,646 963,842 884,966 616,965 546,237
  Behavioral Health Centers........   608,423 444,632 365,935 336,850 275,667
Occupancy Rate--Licensed Beds (3):
  Acute Care Hospitals.............       56%     55%     52%     50%     49%
  Behavioral Health Centers........       64%     62%     56%     52%     48%
Occupancy Rate--Available Beds (3):
  Acute Care Hospitals.............       66%     64%     61%     57%     57%
  Behavioral Health Centers........       65%     62%     57%     52%     49%

--------
(1) "Average Available Beds" is the number of beds which are actually in service at any given time for immediate patient use with the necessary equipment and staff available for patient care. A hospital may have appropriate licenses for more beds than are in service for a number of reasons, including lack of demand, incomplete construction, and anticipation of future needs.
(2) "Patient Days" is the aggregate sum for all patients of the number of days that hospital care is provided to each patient.
(3) "Occupancy Rate" is calculated by dividing average patient days (total patient days divided by the total number of days in the period) by the number of average beds, either available or licensed.

The number of patient days of a hospital is affected by a number of factors, including the number of physicians using the hospital, changes in the number of beds, the composition and size of the population of the community in which the hospital is located, general and local economic conditions, variations in local medical and surgical practices and the degree of outpatient use of the hospital services. Current industry trends in utilization and occupancy have been significantly affected by changes in reimbursement policies of third party payors. A continuation of such industry trends could have a material adverse impact upon our future operating performance. We have experienced growth in outpatient utilization over the past several years. We are unable to predict the rate of growth and resulting impact on our future revenues because it is dependent upon developments in medical technologies and physician practice patterns, both of which are outside of our control. We are also unable to predict the extent to which other industry trends will continue or accelerate.

Sources of Revenue

We receive payment for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients. All of our acute care hospitals and most of our behavioral health centers are certified as providers of Medicare and Medicaid services by the appropriate governmental authorities. The requirements for certification are subject to change, and, in order to remain qualified for such programs, it may be necessary for us to make changes from time to time in our facilities, equipment, personnel and services. The costs for recertification are not material as many of the requirements for recertification are integrated with our internal quality control processes. If a facility loses its certification, it will be unable to receive payment for patients under the Medicare or Medicaid programs. Although we intend to continue in such programs, there is no assurance that we will continue to qualify for participation.

The sources of our hospital revenues are charges related to the services provided by the hospitals and their staffs, such as radiology, operating rooms, pharmacy, physiotherapy and laboratory procedures, and basic charges for the hospital room and related services such as general nursing care, meals, maintenance and housekeeping. Hospital revenues depend upon the occupancy for inpatient routine services, the extent to which ancillary services and therapy programs are ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary depending on the type of bed occupied (e.g., medical/surgical, intensive care or psychiatric) and the geographic location of the hospital.

McAllen Medical Center located in McAllen, Texas and Edinburg Regional Medical Center located in Edinburg, Texas operate within the same market. On a combined basis, these two facilities contributed 12% in 2000, and 13% in both 1999 and 1998 of our consolidated net revenues and 21% in 2000, 25% in 1999 and 23% in 1998 of our consolidated earnings before depreciation, amortization, interest, income taxes and nonrecurring charges (after deducting an allocation of corporate overhead) ("EBITDA"). During the first quarter of 1998, we contributed substantially all of the assets, liabilities and operations of Valley Hospital Medical Center and our newly-constructed Summerlin Hospital Medical Center in exchange for a 72.5% interest in a series of newly formed limited liability corporations ("LLCs"). Quorum Health Group, Inc. ("Quorum") holds the remaining 27.5% interest in the LLCs. Quorum obtained its interest by contributing substantially all of the assets, liabilities and operations of Desert Springs Hospital and $11 million of net cash to the LLCs. All three acute care facilities operate within the Las Vegas, Nevada market. On a combined basis, these three facilities contributed 18% of our consolidated net revenues for the past three years and 14% in 2000, 10% in 1999 and 15% in 1998 of our consolidated EBITDA. The decrease in the combined operating margins from 1998 to 1999 was primarily due to: (i) a capitation arrangement in place during 1999, in which the three facilities assumed a greater share of risk, and (ii) collection issues resulting from continued delays in payments from managed care payors. The capitation agreement has been replaced by a standard per diem contract commencing in January, 2000.

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

The following table shows approximate percentages of net patient revenue derived by our hospitals owned as of December 31, 2000, since their respective dates of acquisition by us from third party sources, including the additional Medicaid reimbursements received at five of our acute care facilities located in Texas and one in South Carolina totaling $28.9 million in 2000, $37.0 million in 1999, $36.5 million in 1998, $33.4 million in 1997 and $17.8 million in 1996, and from all other sources during the five years ended December 31, 2000.

                             Percentage of Net Patient Revenues
                             ---------------------------------
                             2000       1999  1998  1997  1996
                             ----       ----  ----  ----  ----
Third Party Payors:
Medicare.................... 32.3%      33.5% 34.3% 35.6% 35.6%
Medicaid.................... 11.5%      12.6% 11.3% 14.5% 15.3%
Managed Care (HMOs and PPOs) 34.5%      31.5% 27.2% 19.1%  N/A
Other Sources............... 21.7%      22.4% 27.2% 30.8% 49.1%
                             ----       ----  ----  ----  ----
   Total....................  100%       100%  100%  100%  100%

N/A--Not available

Regulation and Other Factors

Within the statutory framework of the Medicare and Medicaid programs, there are substantial areas subject to administrative rulings, interpretations and discretion which may affect payments made under either or both of such programs and reimbursement is subject to audit and review by third party payors. Management believes that adequate provision has been made for any adjustments that might result therefrom.

The Federal government makes payments to participating hospitals under its Medicare program based on various formulas. Our general acute care hospitals are subject to a prospective payment system ("PPS"). For inpatient services, PPS pays hospitals a predetermined amount per diagnostic related group ("DRG") based upon a hospital's location and the patient's diagnosis. Beginning August 1, 2000, under a new outpatient prospective payment system ("OPPS") mandated by the Balanced Budget Act of 1997, both general acute and behavioral health hospitals' outpatient services are paid a predetermined amount per Ambulatory Payment Classification based upon a hospital's location and the procedures performed. The Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999 ("BBRA of 1999") included "transitional corridor payments" through fiscal year 2003, which provide some financial relief for any hospital that generally incurs a reduction to its Medicare outpatient reimbursement under the new OPPS.

Behavioral health facilities, which are excluded from the inpatient services PPS, are cost reimbursed by the Medicare program, but are generally subject to a per discharge ceiling, calculated based on an annual allowable rate of increase over the hospital's base year amount under the Medicare law and regulations. Capital related costs are exempt from this limitation. In the Balanced Budget Act of 1997 ("BBA-97"), Congress significantly revised the Medicare payment provisions for PPS-excluded hospitals, including psychiatric hospitals. Effective for Medicare cost reporting periods beginning on or after October 1, 1997, different caps are applied to psychiatric hospitals' target amounts depending whether a hospital was excluded from PPS before or after that date, with higher caps for hospitals excluded before that date. Congress also revised the rate-of-increase percentages for PPS-excluded hospitals and eliminated the new provider PPS-exemption for psychiatric hospitals. In addition, the Health Care Financing Administration ("HCFA"), now known as the Centers for Medicare and Medicaid Services, has implemented requirements applicable to psychiatric hospitals that share a facility or campus with another hospital. The BBRA of 1999 requires that HCFA develop an inpatient psychiatric per diem prospective payment system effective for the federal fiscal year beginning October 1, 2002. This new prospective payment system will replace the current inpatient psychiatric payment system described above.

On August 30, 1991, the HCFA issued final Medicare regulations establishing a PPS for inpatient hospital capital-related costs. These regulations apply to hospitals which are reimbursed based upon the prospective

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payment system and took effect for cost report years beginning on or after
October 1, 1991. For most of our hospitals, the new methodology began on January 1, 1992. In 2001, the tenth year of the phase-in, most UHS hospitals are paid by the Medicare program based on the federal capital rate (three hospitals still receive hold harmless payments, which are described below.)

The regulations provide for the use of a 10-year transition period in which a blend of the old and new capital payment provisions is utilized. One of two methodologies applies during the 10-year transition period. If the hospital's hospital-specific capital rate exceeds the federal capital rate, the hospital is paid per discharge on the basis of a "hold harmless" methodology, which is the higher of a blend of a portion of old capital costs and an amount for new capital costs based on a proportion of the federal capital rate, or 100 percent of the federal capital rate. Alternatively, with limited exceptions, if the hospital-specific rate is below the federal capital rate, the hospital receives payments based upon a "fully prospective" methodology, which is a blend of the hospital's hospital-specific capital rate and the federal capital rate. Each hospital's hospital-specific rate was determined based upon allowable capital costs incurred during the "base year", which, for most of our hospitals, was the year ended December 31, 1990. Updated amounts and factors necessary to determine PPS rates for Medicare hospital inpatient services for operating costs and capital related costs are published annually.

In addition to the trends described above that continue to have an impact on the operating results, there are a number of other more general factors affecting our business. BBA-97 called for the government to trim the growth of federal spending on Medicare by $115 billion and on Medicaid by $13 billion over the next five years. The act also called for reductions in the future rate of increases to payments made to hospitals and reduced the amount of reimbursement for outpatient services, bad debt expense and capital costs. Some of these reductions were reversed with the passage on December 15, 2000 of the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA") which, among other things, increased Medicare and Medicaid payments to healthcare providers by $35 billion over 5 years with approximately $12 billion of this amount targeted for hospitals and $11 billion for managed care payors. These increased reimbursements to hospitals pursuant to the terms of BIPA commenced in April, 2001. BBA-97 established the annual update for Medicare at market basket minus 1.1% in both fiscal years 2001 (October 1, 2000 through September 30, 2001) and 2002 and BIPA revised the update at the full market basket in fiscal year 2001 and market basket minus .55% in fiscal years 2002 and 2003. Additionally, BBA-97 reduced reimbursement to hospitals for Medicare bad debts to 55% and BIPA increased the reimbursement to 70%, with an effective date for us of January 1, 2001. We estimate that BIPA will result in an increase in net revenues and pre-tax income of approximately $5 million to $10 million during 2001. It is possible that future federal budgets will contain certain further reductions or increases in the rate of increase of Medicare and Medicaid spending.

We can provide no assurances that the reductions in the PPS update, and other changes required by BBA-97, will not adversely affect our operations. However, within certain limits, a hospital can manage its costs, and, to the extent this is done effectively, a hospital may benefit from the DRG system. However, many hospital operating costs are incurred in order to satisfy licensing laws, standards of the Joint Commission on the Accreditation of Healthcare Organizations ("JCAHO") and quality of care concerns. In addition, hospital costs are affected by the level of patient acuity, occupancy rates and local physician practice patterns, including length of stay, judgments and number and type of tests and procedures ordered. A hospital's ability to control or influence these factors which affect costs is, in many cases, limited.

In addition to Federal health reform efforts, several states have adopted or are considering healthcare reform legislation. Several states are considering wider use of managed care for their Medicaid populations and providing coverage for some people who presently are uninsured. The enactment of Medicaid managed care initiatives is designed to provide low-cost coverage. We currently operate three behavioral health centers with a total of 501 beds in Massachusetts, which has mandated hospital rate-setting. We also operate three hospitals containing an aggregate of 688 beds in Florida that are subject to a mandated form of rate-setting if increases in hospital revenues per admission exceed certain target percentages.

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In 1991, the Texas legislature authorized the LoneSTAR Health Initiative, a pilot program in two areas of the state, to establish for Medicaid beneficiaries a healthcare delivery system based on managed care principles. The program is now known as the STAR Program, which is short for State of Texas Access Reform. Since 1995, the Texas Health and Human Services Commission, with the help of other Texas agencies such as the Texas Department of Health, has rolled out STAR Medicaid managed care pilot programs in several geographic areas of the state. Under the STAR program, the Texas Department of Health either contracts with health maintenance organizations in each area to arrange for covered services to Medicaid beneficiaries, or contracts directly with healthcare providers and oversees the furnishing of care in the role of the case manager. Two carve-out pilot programs are the STAR+PLUS program, which provides long-term care to elderly and disabled Medicaid beneficiaries in the Harris County service area, and the NorthSTAR program, which furnishes behavioral health services to Medicaid beneficiaries in the Dallas County service area. Effective in the fall of 1999, however, the Texas legislature imposed a moratorium on the implementation of additional pilot programs until the 2001 legislative session. A study on the effectiveness of Medicaid managed care was issued in November, 2000. In June 2001, the state enacted House Bill 3038, which requires the enrollment in group health plans of Medicaid and SCHIP recipients who are eligible for such plans, if the state determines that such enrollment is cost-effective. The effective date for this requirement is September 1, 2001. We are unable to predict the effect on our business of such current or future pilot programs.

Upon meeting certain conditions, and serving a disproportionately high share of Texas' and South Carolina's low income patients, five of our facilities located in Texas and one facility located in South Carolina became eligible and received additional reimbursement from each state's disproportionate share hospital fund. Included in our financial results was an aggregate of $28.9 million in 2000, $37.0 million in 1999, $36.5 million in 1998, $33.4 million in 1997 and $17.8 million in 1996, received pursuant to the terms of these programs. The Texas and South Carolina programs have been renewed for the 2002 fiscal year and we expect our reimbursements, as scheduled pursuant to the terms of these programs, to increase by approximately $3.8 million annually as compared to the 2001 fiscal year. Failure to renew these programs, which are scheduled to terminate in the third quarter of 2002, or reduction in reimbursements, could have a material adverse effect on our future results of operations.

The federal physician self-referral and payment prohibitions (codified in 42 U.S.C. Section 1395nn, Section 1877 of the Social Security Act) generally forbid, absent qualifying for one of the exceptions, a physician from making referrals for the furnishing of any "designated health services," for which payment may be made under the Medicare or Medicaid programs, to any entity with which the physician (or an immediate family member) has a "financial relationship." The legislation was effective January 1, 1992 for clinical laboratory services ("Stark I") and January 1, 1995 for ten other designated health services ("Stark II"). A "financial relationship" under Stark I and II includes any direct or indirect "compensation arrangement" with an entity for payment of any remuneration, and any direct or indirect "ownership or investment interest" in the entity. The legislation contains certain exceptions including, for example, where the referring physician has an ownership interest in a hospital as a whole or where the physician is an employee of an entity to which he or she refers. The Stark I and II self-referral and payment prohibitions include specific reporting requirements providing that each entity providing covered items or services must provide certain information concerning its ownership, investment, and compensation arrangements. In August 1995, HCFA published a final rule regarding physician self-referrals for clinical lab services (Stark I). On January 4, 2001, HCFA published a portion of the final rules regarding physician self referrals for the ten other designated health services (Stark II). The remaining portions of the final rule for Stark II are still forthcoming. Penalties for violating Stark I and Stark II include denial of payment for any services rendered by an entity in violation of the prohibitions, civil money penalties of up to $15,000 for each offense, and exclusion from the Medicare and Medicaid programs.

The federal anti-kickback statute (codified in 42 U.S.C. (S) 1320a-7b(b)) prohibits individuals and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration to other individuals and entities (directly or indirectly, overtly or covertly, in cash or in kind):

 .   in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made under a federal or state health care program; or

 .   in return for purchasing, leasing, ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made under a federal or state health care program.

Starting in 1991, the Inspector General of the Department of Health and Human Services ("HHS") issued regulations which provide for "safe harbors" from the federal anti-kickback statute; if an arrangement or transaction meets each of the standards established for a particular safe harbor, the arrangement will not be subject to challenge by the Inspector General. If an arrangement does not meet the safe harbor criteria, it will be subject to scrutiny under its particular facts and circumstances to determine whether it violates the federal anti-kickback statute.

Safe harbors include protection for certain limited investment interests, space rental, equipment rental, personal service/management contracts, sales of a physician practice, referral services, warranties, employees, discounts and group purchasing arrangements, among others. The criminal sanctions for a conviction under the anti-kickback statute include imprisonment, fines, or both. Civil sanctions include exclusion from federal and state healthcare programs. Many states have also enacted similar illegal remuneration statutes that apply to healthcare services reimbursed by private insurance, not just those reimbursed by a federal or state health care program. In many instances, the state statutes provide that any arrangement falling in a federal safe harbor will be immune from scrutiny under the state statutes.

We do not anticipate that the Stark provisions, the anti-kickback statute or similar state law provisions will have material adverse effects on our operations.

As further discussed under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year Ended December 31, 2000 Compared to Years Ended December 31, 1999 and 1998--Health Insurance Portability and Accountability Act of 1996", we are subject to the provisions of the HIPAA and have begun preliminary planning for implementation of the necessary changes required pursuant to the terms of HIPAA. However, we cannot currently estimate the implementation cost of the HIPAA related modifications and consequently can give no assurances that issues related to HIPAA will not have a material adverse effect on our financial condition or results of operations.

Several states, including Florida and Nevada, have passed legislation which limits physician ownership in medical facilities providing imaging services, rehabilitation services, laboratory testing, physical therapy and other services. This legislation is not expected to significantly affect our operations. Many states have laws and regulations which prohibit payments for referral of patients and fee-splitting with physicians. We do not make any such payments or have any such arrangements.

All hospitals are subject to compliance with various federal, state and local statutes and regulations and receive periodic inspection by state licensing agencies to review standards of medical care, equipment and cleanliness. Our hospitals must comply with the conditions of participation and licensing requirements of federal, state and local health agencies, as well as the requirements of municipal building codes, health codes and local fire departments. In granting and renewing licenses, a department of health considers, among other things, the physical buildings and equipment, the qualifications of the administrative personnel and nursing staff, the quality of care and continuing compliance with the laws and regulations relating to the operation of the facilities. State licensing of facilities is a prerequisite to certification under the Medicare and Medicaid programs. Various other licenses and permits are also required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. All our eligible hospitals have been accredited by the JCAHO. The JCAHO reviews each hospital's accreditation once every three years. The review period for each state's licensing body varies, but generally ranges from once a year to once every three years.

The Social Security Act and regulations thereunder contain numerous provisions which affect the scope of Medicare coverage and the basis for reimbursement of Medicare providers. Among other things, this law

                                     S-18

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provides that in states which have executed an agreement with the Secretary of
HHS, Medicare reimbursement may be denied with respect to depreciation, interest on borrowed funds and other expenses in connection with capital expenditures which have not received prior approval by a designated state health planning agency. Additionally, many of the states in which our hospitals are located have enacted legislation requiring certificates of need ("CON") as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Failure to obtain necessary state approval can result in the inability to complete an acquisition or change of ownership, the imposition of civil or, in some cases, criminal sanctions, the inability to receive Medicare or Medicaid reimbursement or the revocation of a facility's license. We have not experienced and do not expect to experience any material adverse effects from those requirements.

Health planning statutes and regulatory mechanisms are in place in many states in which we operate. These provisions govern the distribution of healthcare services, the number of new and replacement hospital beds, administer required state CON laws, contain healthcare costs, and meet the priorities established therein. Significant CON reforms have been proposed in a number of states, including increases in the capital spending thresholds and exemptions of various services from review requirements. We are unable to predict the impact of these changes upon our operations.

Federal regulations provide that admissions and utilization of facilities by Medicare and Medicaid patients must be reviewed in order to insure efficient utilization of facilities and services. The law and regulations require Peer Review Organizations ("PROs") to review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of DRG classifications and the appropriateness of cases of extraordinary length of stay. PROs may deny payment for services provided, assess fines and also have the authority to recommend to HHS that a provider that is in substantial non-compliance with the standards of the PRO be excluded from participating in the Medicare program. We have contracted with PROs in each state where we do business as to the scope of such functions.

Our healthcare operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. In 1988, Congress passed the Medical Waste Tracking Act (42 U.S.C.
(S) 6992). Infectious waste generators, including hospitals, now face substantial penalties for improper arrangements regarding disposal of medical waste, including civil penalties of up to $25,000 per day of noncompliance, criminal penalties of up to $50,000 per day, imprisonment, and remedial costs. The comprehensive legislation establishes programs for medical waste treatment and disposal in designated states. The legislation also provides for sweeping inspection authority in the Environmental Protection Agency, including monitoring and testing. We believe that our disposal of such wastes is in material compliance with all state and federal laws.

Medical Staff and Employees

Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. With a few exceptions, physicians are not employees of our hospitals and members of the medical staffs of our hospitals also serve on the medical staffs of hospitals not owned by us and may terminate their affiliation with our hospitals at any time. Each of our hospitals is managed on a day-to-day basis by a managing director employed by us. In addition, a Board of Governors, including members of the hospital's medical staff, governs the medical, professional and ethical practices at each hospital. Our facilities had approximately 28,200 employees at September 30, 2001, of whom 19,740 were employed full-time.

Approximately 1,547 of our employees at six of our hospitals are unionized. At Valley Hospital, unionized employees belong to the Culinary Workers and Bartenders Union, the International Union of Operating Engineers and the Service Employees International Union. Registered nurses at Auburn Regional Medical Center located in Washington state, are represented by the United Staff Nurses Union, the technical employees are represented by the United Food and Commercial Workers, and the service employees are represented by the Service Employees International Union. At The George Washington University Hospital, unionized employees are represented by the Service Employees International Union and the Hospital Police Association. Nurses at

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Desert Springs Hospital are represented by the Service Employees International
Union. The registered nurses, licensed practical nurses, certain technicians and therapists, and housekeeping employees at HRI Hospital in Boston are represented by the Service Employees International Union. Unionized employees at Hospital San Francisco in Puerto Rico are represented by the Labor Union of Nurses and Health Employees. We believe that our relations with our employees are satisfactory.

Competition

In all geographical areas in which we operate, there are other hospitals which provide services comparable to those offered by our hospitals, some of which are owned by governmental agencies and supported by tax revenues, and others of which are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. Such support is not available to our hospitals. Certain of our competitors have greater financial resources, are better equipped and offer a broader range of services than we do. Outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical centers also impact the healthcare marketplace. In recent years, competition among healthcare providers for patients has intensified as hospital occupancy rates in the United States have declined due to, among other things, regulatory and technological changes, increasing use of managed care payment systems, cost containment pressures, a shift toward outpatient treatment and an increasing supply of physicians. Our strategies are designed, and management believes that our facilities are positioned, to be competitive under these changing circumstances.

Liability Insurance

Effective January 1, 1998, our subsidiaries are covered under commercial insurance policies which provide for a self-insured retention limit for professional and general liability claims for most of our subsidiaries up to $1 million per occurrence, with an average annual aggregate for covered subsidiaries of $7 million through 2001. These subsidiaries maintain excess coverage up to $100 million with major insurance carriers. Our remaining facilities are fully insured under commercial policies with excess coverage up to $100 million maintained with major insurance carriers. At various times in the past, the cost of professional and general liability insurance has risen significantly. Therefore, there can be no assurance that we will be able to purchase commercial policies at reasonable premiums upon the December 31, 2001 expiration of current policies. Additionally, there can be no assurance that the increased insurance expense incurred in connection with either commercially or self-insured professional and general liability policies will not have a material adverse effect on our future results of operations.

During the third quarter, the Pennsylvania Insurance Commissioner obtained a rehabilitation order for PHICO Insurance Company, which provides the majority of our professional liability insurance. This order gives the Pennsylvania Department of Insurance statutory control over PHICO, including the ability to thoroughly analyze, evaluate, and oversee financial operations. No provision has been made for any potential contingencies on our September 30, 2001 financial statements as a result of the rehabilitation order, as such amount, if any, could not be reasonably estimated. We believe that PHICO continues to have a substantial liability to pay claims on our behalf, and an inability to discharge this liability could have a material adverse affect on us.

Relations with Universal Health Realty Income Trust

We serve as advisor to Universal Health Realty Income Trust ("UHT"), which leases to us the real property of 6 hospital facilities operated by us with terms expiring in 2001 through 2006. These leases contain up to six 5-year renewal options. During 2000, we exercised our option to purchase Meridell Achievement Center from UHT for cash proceeds of approximately $5.5 million. We also sold the real property of a medical office building to a limited liability company that is majority-owned by UHT for cash proceeds of approximately $10.5 million. Tenants in the multi-tenant building include subsidiaries of UHS as well as unrelated parties. In addition, UHT holds interests in properties owned by unrelated companies. We receive a fee for our advisory services based on the value of UHT's assets. In addition, certain of our directors and officers serve as trustees and officers of UHT. As of September 30, 2001, we owned 6.6% of UHT's outstanding shares and we have an option to purchase UHT shares in the future at fair market value to enable us to maintain a 5% interest.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a brief discussion of our historical results of operations and financial condition. You should read the Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Form 10-Q for the quarter ended June 30, 2001 and our Form 10-K for the year ended December 31, 2000, and our consolidated financial statements, for more information.

Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

Results of Operations

Net revenues increased 37% to $719 million for the three months ended June 30, 2001 as compared to $525 million in the same prior year period and increased 31% to $1.396 billion for the six months ended June 30, 2001 as compared to $1.066 billion during the comparable 2000 six month period. The $194 million increase in net revenues during the 2001 second quarter as compared to the comparable prior year quarter was due primarily to: (i) $110 million of net revenues generated at twenty-seven acute care and behavioral healthcare facilities acquired in the U.S. and France since the third quarter of 2000, and
(ii) $86 million or 17% increase in net revenues generated at acute care and behavioral healthcare facilities owned during both periods. The $330 million increase in net revenues during the six months ended June 30, 2001 as compared to the comparable prior year six month period was due primarily to: (i) $195 million of net revenues generated at twenty-seven acute care and behavioral healthcare facilities acquired in the U.S. and France since the third quarter of 2000, and (ii) $137 million or 13% increase in net revenues generated at acute care and behavioral healthcare facilities owned during both periods.

Earnings before interest, income taxes, depreciation, amortization and lease and rental expense (before deducting minority interests in earnings of consolidated entities) ("EBITDAR") increased 27% to $111 million for the three month period ended June 30, 2001 from $87 million in the comparable prior year quarter and increased 24% to $224 million during the six month period ended June 30, 2001 as compared to $181 million during the comparable 2000 six month period.

Overall operating margins were 15.4% in the 2001 second quarter as compared to 16.6% in the 2000 second quarter and 16.0% for the six month period ended June 30, 2001 as compared to 17.0% during the six month period ended June 30, 2000. The factors causing the decrease in the overall operating margins, which occurred primarily in our acute care services' segment, are discussed below.

Acute Care Services

Net revenues from our acute care hospitals (including the eight hospitals in France acquired during the first quarter of 2001), ambulatory treatment centers and specialized women's health center accounted for 80% and 85% of consolidated net revenues for each of the quarters ended June 30, 2001 and 2000, respectively, and 80% and 86% for the six month periods ended June 30, 2001 and 2000, respectively. Net revenues at our acute care facilities owned in both periods increased 18% during the three month period ended June 30, 2001 as compared to the comparable prior year quarter and increased 14% during the six month period ended June 30, 2001 as compared to the comparable prior year six month period. These increases in same facility net revenues were due to an increase in prices charged to private payors including health maintenance organizations and preferred provider organizations, an increase in Medicare reimbursements which commenced on April 1, 2001 and an increase in patient volumes, as discussed below. Included in the same facility acute care financial results and patient statistical data are the operating results generated at the 60-bed McAllen Heart Hospital which we acquired in March of 2001 and is now operating under the same license as an integrated department of McAllen Medical Center.

Admissions to our acute care facilities owned in both quarters increased 6% during the quarter ended June 30, 2001 over the comparable 2000 quarter and patient days at these facilities increased 8% for the three months ended June 30, 2001 as compared to the comparable prior year quarter. The average length of stay at the acute care facilities owned during both periods increased 2% to
4.8 days for the three month period ended June 30, 2001 as compared to 4.7 days in the comparable prior year quarter. Admissions to our acute care facilities owned in both six month periods increased 4% during the six month period ended June 30, 2001 over the comparable 2000 period and patient days at these facilities increased 5% for the six months ended June 30, 2001 as compared to the comparable prior year period. The average length of stay at the acute care facilities owned during both six month periods remained unchanged at 4.8 days. Despite the increase in patient volume at our facilities, inpatient utilization continues to be negatively affected by payor-required, pre-admission authorization and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Additionally, the hospital industry in the United States as well as our acute care facilities continue to have significant unused capacity which has created substantial competition for patients. We expect the increased competition, admission constraints and payor pressures to continue.

Our facilities have experienced an increase in inpatient acuity and intensity of services as less intensive services shift from an inpatient basis to an outpatient basis due to technological and pharmaceutical improvements and continued pressures by payors, including Medicare, Medicaid and managed care companies to reduce admissions and lengths of stay. To accommodate the increased utilization of outpatient services, we have expanded or redesigned several of our outpatient facilities and services. Gross outpatient revenues at our acute care facilities owned during the three month periods ending June 30, 2001 and 2000 increased 22% in the second quarter of 2001 as compared to the comparable 2000 quarter and comprised 26% of our acute care gross patient revenue in the second quarter of 2001 as compared to 27% during the 2000 comparable quarter. Gross outpatient revenues at these facilities increased 23% during the six month period ended June 30, 2001 as compared to the comparable prior year period and comprised 26% of our acute care gross patient revenue during each of the six month periods ended June 30, 2001 and 2000.

The increase in net revenue as discussed above was negatively effected by lower payments from the government under the Medicare program as a result of BBA-97 and increased discounts to insurance and managed care companies (see "--General Trends"). We anticipate that the percentage of our revenue from managed care business will continue to increase in the future. We generally receive lower payments per patient from managed care payors than we do from traditional indemnity insurers.

At our acute care facilities, operating expenses, (salaries, wages and benefits, other operating expenses, supplies expense and provision for doubtful accounts) as a percentage of net revenues were 82.5% and 81.5% for the three months ended June 30, 2001 and 2000, respectively, and 81.5% and 80.8% for the six months ended June 30, 2001 and 2000, respectively. Operating margins (EBITDAR) at these facilities were 17.5% and 18.5% during the quarters ended June 30, 2001 and 2000, respectively, and 18.5% and 19.2% during the six month periods ended June 30, 2001 and 2000, respectively. At our acute care facilities owned in both three and six month periods ended June 30, 2001 and 2000, operating expenses (salaries, wages and benefits, other operating expenses, supplies expense and provision for doubtful accounts) as a percentage of net revenues were 82.6% and 81.3% for the three months ended June 30, 2001 and 2000, respectively, and 81.4% and 80.8% for the six months ended June 30, 2001 and 2000, respectively. Operating margins (EBITDAR) at these facilities were 17.4% and 18.7% during the quarters ended June 30, 2001 and 2000, respectively, and 18.6% and 19.2% during the six month periods ended June 30, 2001 and 2000, respectively.

Despite the strong revenue growth experienced at our acute care facilities during the three and six month periods ended June 30, 2001 as compared to the comparable prior year periods, operating margins at these facilities were lower in the 2001 periods as compared to the prior year periods due to increases in salaries, wages and benefits, pharmaceutical expense, bad debt expense and insurance expense. Salaries, wages and benefits increased primarily as a result of rising labor rates, particularly in the area of skilled nursing and the increase in pharmaceutical expense was caused primarily by increased utilization of high-cost drugs. Bad debts were increased during the quarter to reserve for receivables due from two insolvent HMOs that filed for bankruptcy in Louisiana and Puerto Rico while the increase in insurance expense was caused primarily by unfavorable industry-wide pricing trends for commercial hospital professional and general liability coverage. We expect the expense factors mentioned above to continue to pressure future operating margins.

Behavioral Health Services

Net revenues from our behavioral health services facilities accounted for 20% and 14% of consolidated net revenues during the three month periods ended June 30, 2001 and 2000, respectively, and 20% and 14% for the six month periods ended June 30, 2001 and 2000, respectively. Net revenues at our behavioral health services facilities owned in both periods increased 10% during the three month period ended June 30, 2001 as compared to the comparable prior year quarter. Admissions and patient days at these facilities increased 6% and 4%, respectively, during the three month period ended June 30, 2001 as compared to the comparable prior year quarter. The average length of stay at the behavioral health services facilities owned in both periods decreased 2% to 11.9 days during the 2001 second quarter as compared to 12.1 days in the comparable prior year period.

Net revenues at our behavioral health services facilities owned in both six month periods increased 9% during the six month period ended June 30, 2001 as compared to the comparable prior year period. Admissions and patient days at these facilities increased 6% and 5%, respectively, during the six month period ended June 30, 2001 as compared to the comparable prior year period. The average length of stay at the behavioral health services facilities owned in both periods decreased 2% to 11.5 days during the 2001 six month period as compared to 11.8 days in the comparable prior year period.

At our behavioral healthcare facilities, operating expenses (salaries, wages and benefits, other operating expenses, supplies expense and provision for doubtful accounts) as a percentage of net revenues were 79.7% and 79.6% for the three month periods ended June 30, 2001 and 2000, respectively, and 80.0% and 80.6% for the six month periods ended June 30, 2001 and 2000, respectively. Operating margins (EBITDAR) at these facilities were 20.3% and 20.4% during the three months periods ended June 30, 2001 and 2000, respectively, and 20.0% and 19.4% during the six month periods ended June 30, 2001 and 2000, respectively. On a same facility basis, operating expenses (salaries, wages and benefits, other operating expenses, supplies expense and provision for doubtful accounts) as a percentage of net revenues were 78.3% and 79.6% for the three month periods ended June 30, 2001 and 2000, respectively, and 79.0% and 80.6% for the six month periods ended June 30, 2001 and 2000, respectively. Operating margins (EBITDAR) at these facilities were 21.7% and 20.4% during the quarters ended June 30, 2001 and 2000, respectively, and 21.0% and 19.4% during the six month periods ended June 30, 2001 and 2000, respectively. In an effort to maintain and potentially further improve the operating margins at our behavioral healthcare facilities, our management continues to implement cost controls and price increases and also continues its increased focus on receivables management.

Other Operating Results

We recorded minority interest expense in the earnings of consolidated entities amounting to $3.7 million and $3.4 million for the three months ended June 30, 2001 and 2000, respectively, and $7.6 million and $6.5 million for the six month periods ended June 30, 2001 and 2000, respectively. The minority interest expense recorded during both periods consists primarily of the minority ownership's share of the net income of four acute care facilities, three of which are located in Las Vegas, Nevada and one located in Washington, D.C.

Interest expense increased $3.3 million to $10.5 million during the three months ended June 30, 2001 and increased $4.4 million to $19.0 million during the six months ended June 30, 2001, as compared to the comparable prior year periods. The increases during the 2001 periods as compared to the comparable prior year periods were due primarily to increased borrowings used to finance the purchase of twenty-seven acute care and behavioral healthcare facilities acquired in the U.S. and France since the third quarter of 2000.

Depreciation and amortization expense increased $4.1 million to $32.2 million during the three months ended June 30, 2001 and increased $6.2 million to $62.0 million during the six months ended June 30, 2001, as compared to the comparable prior year periods. The increases during the 2001 periods as compared to the comparable prior year periods were due primarily to increased expense incurred in connection with the acquisitions mentioned above.

The effective tax rate was 36% for each of the three and six month periods ended June 30, 2001 and 2000.

General Trends

A significant portion of our revenue is derived from fixed payment services, including Medicare and Medicaid which accounted for 42% and 44% of our net patient revenues during the three month periods ended June 30, 2001 and 2000, respectively, and 41% and 44% of our net patient revenues during the six month periods ended June 30, 2001 and 2000, respectively.

Upon meeting certain conditions, and serving a disproportionately high share of Texas' and South Carolina's low income patients, five of our facilities located in Texas and one facility located in South Carolina became eligible and received additional reimbursement from each state's disproportionate share hospital fund. Beginning in the third quarter of 1999, as a result of reductions stemming from BBA-97 and program redesigns by the two states, our Medicaid disproportionate share reimbursements were reduced by approximately $11 million annually, on a prospective basis. Beginning in the third quarter of 2000, the Medicaid disproportionate share reimbursements were reduced by an additional $2.5 million annually, on a prospective basis. Included in our financial results was an aggregate of $9.1 million (including a favorable $2.8 million prior period adjustment) and $7.7 million for the three month periods ended June 30, 2001 and 2000, respectively, and $15.5 million and $15.4 million for the six month periods ended June 30, 2001 and 2000, respectively, (including reimbursements received at an acute care hospital located in Texas acquired during the third quarter of 2000). Failure to renew these programs, which are scheduled to terminate in the third quarter of 2001, or further reductions in reimbursements, could have a material adverse effect on our future results of operations.

Pressures to control healthcare costs and a shift away from traditional Medicare to Medicare managed care plans have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans. Approximately 39% and 34% of our net patient revenues for the three month periods ended June 30, 2001 and 2000, respectively, and 37% and 33% of our net patient revenues for the six month periods ended June 30, 2001 and 2000, were generated from managed care companies, which includes health maintenance organizations and preferred provider organizations. In general, we expect the percentage of our business from managed care programs to continue to grow.

For additional information about the general trends discussed above and other general trends in our operating results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year Ended December 31, 2000 Compared to Years Ended December 31, 1999 and 1998--General Trends."

Liquidity and Capital Resources

Net cash provided by operating activities was $160 million during the six months ended June 30, 2001 and $97 million during the comparable prior year period. The $63 million increase during the 2001 six month period as compared to the comparable prior year period was primarily attributable to: (i) a favorable $31 million change due to an increase in net income plus the addback of depreciation and amortization expense, minority interest in earnings of consolidated entities, accretion of discount on convertible debentures and losses on foreign exchange and derivative transactions; (ii) a favorable $18 million change in accounts receivable; and (iii) $14 million of other net favorable working capital changes.

During the first quarter of 2001, we acquired the following facilities for a total investment of approximately $192 million (including a $13 million increase in working capital accounts at purchased facilities where working capital was not included in the purchase transaction): (i) a 108-bed behavioral healthcare facility located in San Juan Capestrano, Puerto Rico; (ii) a 96-bed acute care facility located in Murrieta, California; (iii) two behavioral healthcare facilities located in Boston, Massachusetts; (iv) a 60-bed specialty heart hospital located in McAllen, Texas; (v) an outpatient surgery center located in Reno, Nevada; and (vi) the purchase of an 80% ownership interest in an operating company that owns eight hospitals located in France. Also during the six month period of June 30, 2001, we spent $69 million to finance capital expenditures as compared to $46 million during the six month period of 2000.

As of June 30, 2001,we had approximately $225 million of unused borrowing capacity under the terms of our $400 million revolving credit agreement which matures in July 2002 and provides for interest at our option at the prime rate, certificate of deposit plus 3/8% to 5/8%, Euro-dollar plus 1/4% to 1/2% or money market. A facility fee ranging from 1/8% to 3/8% is required on the total commitment. The margins over the certificate of deposit, the Euro-dollar rates and the facility fee are based upon our leverage ratio. As of June 30, 2001, we had $25 million of unused borrowing capacity under the terms of our $100 million, annually renewable, commercial paper program. A large portion of our accounts receivable are pledged as collateral to secure this program. This annually renewable program, which began in 1993, is scheduled to expire or be renewed on October 30th of each year. Our total debt as a percentage of total capitalization was 46% at June 30, 2001 and 43% at December 31, 2000. The increase during the six months ended June 30, 2001 was due to increased borrowings under our revolving credit facility to finance the acquisitions mentioned above.

In April, 2001, we declared a two-for-one stock split in the form of a 100% stock dividend which was paid on June 1, 2001 to shareholders of record as of May 16, 2001. All classes of common stock participated on a pro rata basis.

We expect to finance all capital expenditures and acquisitions with internally generated funds and borrowed funds. Additional funds may be obtained either through refinancing the existing revolving credit agreement and/or the commercial paper facility and/or the issuance of equity or long-term debt.

Year Ended December 31, 2000 Compared to Years Ended December 31, 1999 and 1998

Results of Operations

Net revenues increased 10% to $2.2 billion in 2000 as compared to 1999 and 9% to $2.0 billion in 1999 as compared to 1998. The $200 million increase in net revenues during 2000 as compared to 1999 was due primarily to: (i) a $104 million or 5% increase in net revenues generated at acute care and behavioral healthcare facilities owned during both years, and (ii) $88 million of net revenues generated at two acute care and twelve behavioral healthcare facilities acquired during the third quarter of 2000. The $168 million increase in net revenues during 1999 as compared to 1998 was due primarily to: (i) a $75 million or 4% increase in net revenues generated at acute and behavioral healthcare facilities owned in both 1999 and 1998 (excluding a favorable $3 million prior year net revenue adjustment recorded in the second quarter of 1999 resulting from an adjustment to contractual allowances recorded in a prior year), and (ii) $43 million of net revenues generated at three behavioral health facilities and an acute care facility which were acquired during the second quarter of 1999 (net of revenues generated at facility exchanged for the acute care facility).

Earnings before interest, income taxes, depreciation, amortization, lease and rental expense, minority interests in earnings of consolidated entities and nonrecurring charges of $7.7 million recorded in 2000 and $5.3 million recorded in 1999 (EBITDAR) (see "--Other Operating Results" below) increased 13% to $359 million in 2000 from $319 million in 1999. In 1999, EBITDAR increased 2% to $319 million from $311 million in 1998. Overall operating margins (EBITDAR) were 16.0% in 2000, 15.6% in 1999 and 16.6% in 1998. The factors causing the fluctuations in our overall operating margins during the last three years are discussed below.

Acute Care Services

Net revenues from our acute care hospitals, ambulatory treatment centers and specialized women's health centers accounted for 84%, 86% and 87% of consolidated net revenues in 2000, 1999 and 1998, respectively. Net revenues at our acute care facilities owned in both 2000 and 1999 increased 5% in 2000 as compared to 1999 as admissions and patient days each increased 3% in 2000 as compared to 1999. Also contributing to the increase in net revenues at these facilities was an increase in prices charged to private payors including health maintenance organizations and preferred provider organizations. Net revenues at our acute care facilities owned in both 1999 and 1998 increased 4% in 1999 as compared to 1998 due primarily to a 5% increase in admissions and a 6% increase in patient days. The average length of stay at these facilities remained unchanged at 4.7 days during 2000, 1999 and 1998.

Our facilities have experienced an increase in inpatient acuity and intensity of services as less intensive services shift from an inpatient basis to an outpatient basis due to technological and pharmaceutical improvements and continued pressures by payors, including Medicare, Medicaid and managed care companies to reduce admissions and lengths of stay. To accommodate the increased utilization of outpatient services, we have expanded or redesigned several of our outpatient facilities and services. Gross outpatient revenues at our acute care facilities owned during the last three years increased 13% in 2000 as compared to 1999 and 11% in 1999 as compared to 1998, and comprised 26% of our acute care gross patient revenue in each of the last three years. Despite the increase in patient volume at our facilities, inpatient utilization continues to be negatively affected by payor-required, pre-admission authorization and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Additionally, the hospital industry in the United States, including our acute care facilities, continues to have significant unused capacity which has created substantial competition for patients. We expect the increased competition, admission constraints and payor pressures to continue.

The increase in net revenue was negatively affected by lower payments from the government under the Medicare program as a result of BBA-97 and discounts to insurance and managed care companies (see "--General Trends"). We anticipate that the percentage of our revenue from managed care business will continue to increase in the future. We generally receive lower payments per patient from managed care payors than we do from traditional indemnity insurers.

At our acute care facilities, operating expenses (salaries, wages and benefits, other operating expenses, supplies and provision for doubtful accounts) as a percentage of net revenues were 81.4% in 2000, 81.6% in 1999 and 79.9% in 1998. Operating margins (EBITDAR) at these facilities were 18.6% in 2000, 18.4% in 1999 and 20.1% in 1998. The operating margins at our acute care facilities improved to 18.6% in 2000 from 18.4% in 1999 despite an increase in the provision for doubtful accounts. As a result of increased efforts to control costs, salaries, wages and benefits, other operating expenses and supplies as a percentage of net revenues all decreased in 2000 as compared to 1999. However, these decreases were almost entirely offset by an increase in the provision for doubtful accounts caused primarily by: (i) an increase in self-pay patients which generally result in a larger portion of uncollectable accounts; (ii) collection delays and difficulties with managed care payors; and (iii) an increase in gross patient charges instituted during the year which increases the provision for doubtful accounts when accounts become uncollectable. During 1999, our acute care division experienced earnings pressure due to government reimbursement reductions, continued increases in the provision for doubtful accounts and weakened operating performance at facilities in Las Vegas, Nevada and Amarillo, Texas. On a combined basis, our three acute care facilities in Las Vegas and the acute care facility in Amarillo contributed 32% of our acute care net revenue in both 1999 and 1998 and had operating margins of 15.7% in 1999 and 20.9% in 1998. Excluding the Las Vegas and Amarillo facilities, on a combined basis, our other acute care facilities had operating margins of 19.6% in 1999 and 19.7% in 1998. The decrease in the combined operating margins of the Las Vegas facilities in 1999 as compared to 1998 was due primarily to a capitation agreement entered into in 1999 with a managed care provider, and collection issues resulting from continued delays in payments from managed care payors. The capitation contract for our three Las Vegas facilities was replaced by a standard per diem contract commencing in January, 2000. The operating margins at our facility in Amarillo have been negatively impacted by reductions in Medicaid disproportionate share payments stemming from BBA-97 and program redesigns by Texas, reduced levels of business in a few high margin services and higher than anticipated indigent care costs.

At our acute care facilities owned in both 2000 and 1999, operating expenses (salaries, wages and benefits, other operating expenses, supplies and provision for doubtful accounts) as a percentage of net revenues were 81.6% in 2000 and 81.8% in 1999. Operating margins at our acute care facilities owned in both 2000 and 1999 were 18.4% in 2000 as compared to 18.2% in 1999. Salaries, wages and benefits, other operating expenses and supplies as a percentage of net revenues all decreased in 2000 as compared to 1999 at our acute care facilities owned in both years. However, these decreases in expenses as a percentage of net revenues were almost entirely offset by an increase in the provision for doubtful accounts, as mentioned above.

Operating expenses (salaries, wages and benefits, other operating expenses, supplies and provision for doubtful accounts) at our facilities owned in both 1999 and 1998 were 81.4% of net revenues in 1999 and 79.9% in 1998. Operating margins at our acute care facilities owned in both 1999 and 1998 were 18.6% in 1999 as compared to 20.1% in 1998. The decrease in the same facility operating margins in 1999 as compared to 1998 was due primarily to the decreased operating performance at our acute care facilities in Las Vegas, Nevada and Amarillo, Texas, as discussed above. Excluding the facilities in Las Vegas and Amarillo, the operating margins at our other acute care facilities owned in both years increased to 20.1% in 1999 as compared to 19.7% in 1998.

Behavioral Health Services

Net revenues from our behavioral healthcare facilities accounted for 16%, 13% and 12% of consolidated net revenues in 2000, 1999 and 1998, respectively. The increase in 2000 as compared to 1999 and 1998 was due primarily to the purchase of twelve behavioral health facilities acquired during the third quarter of 2000. Net revenues at our behavioral healthcare facilities owned in both 2000 and 1999 increased 5% in 2000 as compared to 1999. Admissions and patient days at these facilities increased 4% and 3%, respectively, in 2000 as compared to 1999 and the average length of stay decreased to 11.7 days in 2000 as compared to 11.8 days in 1999. Net revenues at our behavioral healthcare facilities owned in both 1999 and 1998 increased 3% in 1999 as compared to 1998. Admissions and patient days at these facilities increased 5% and 7%, respectively, in 1999 as compared to 1998 and the average length of stay increased to 11.5 days in 1999 as compared to 11.3 days in 1998.

There has been continued practice changes in the delivery of behavioral healthcare services and continued cost containment pressures from payors, including managed care companies which encourage alternatives to inpatient treatment. Additionally, providers participating in managed care programs agree to provide services to patients for a discount from established rates which generally results in pricing concessions by the providers and lower margins. However, during the last two years, there has been significant downsizing in the behavioral healthcare industry which has created an opportunity for us to increase our managed care rates. Generally, we expect the admission constraints and payor pressure to continue, however, we believe these pressures may not be as severe in future periods.

Operating expenses (salaries, wages and benefits, other operating expenses, supplies and provision for doubtful accounts) as a percentage of net revenues at our behavioral healthcare facilities were 81.8% in 2000, 83.4% in 1999 and 83.5% in 1998. Our behavioral healthcare division generated operating margins (EBITDAR) of 18.2% in 2000, 16.6% in 1999 and 16.5% in 1998. On a same facility basis, operating expenses (salaries, wages and benefits, other operating expenses, supplies and provision for doubtful accounts) as a percentage of net revenues at our behavioral healthcare facilities owned in both 2000 and 1999 were 81.4% in 2000 and 83.4% in 1999. Operating margins at our behavioral healthcare facilities owned in both 2000 and 1999 were 18.6% in 2000 and 16.6% in 1999. Operating expenses at our behavioral healthcare facilities owned in both 1999 and 1998 were 83.7% in 1999 and 83.5% in 1998. Operating margins at our behavioral healthcare facilities owned in both 1999 and 1998 were 16.3% in 1999 and 16.5% in 1998. In an effort to maintain and potentially further improve the operating margins at our behavioral healthcare facilities, our management continues to implement cost controls and price increases and has also increased its focus on receivables management.

Other Operating Results

During the fourth quarter of 1999, we decided to close and divest one of our specialized women's health centers and as a result, we recorded a $5.3 million nonrecurring charge to reduce the carrying value of the facility to its estimated realizable value of approximately $9 million, based on an independent appraisal. A jury verdict unfavorable to us was rendered during the fourth quarter of 2000 with respect to litigation regarding the closing of this facility. This unprofitable facility was closed in February, 2001 and we have appealed the jury verdict. Accordingly, during the fourth quarter of 2000, we recognized a nonrecurring charge of $7.7 million to reflect the amount of the jury verdict and a reserve for remaining legal costs.

The effective tax rate was 36.1% in 2000, 36.7% in 1999 and 35.3% in 1998. The increase in the effective tax rate during 1999 as compared to 1998 was due to a reduction in the tax benefits related to the financing of employee benefit programs.

General Trends

A significant portion of our revenue is derived from fixed payment services, including Medicare and Medicaid which accounted for 44%, 46% and 46% of our net patient revenues during 2000, 1999 and 1998, respectively. The Medicare program reimburses our hospitals primarily based on established rates by a diagnosis related group for acute care hospitals and by cost-based formula for behavioral health facilities. Historically, rates paid under PPS for inpatient services have increased, however, these increases have been less than cost increases. Pursuant to the terms of BBA-97, there were no increases in the rates paid to hospitals for inpatient care through September 30, 1998 and reimbursement for bad debt expense and capital costs as well as other items were reduced. Inpatient operating payment rates increased 0.5% for the period of October 1, 1998 through September 30, 1999, however, the modest rate increase was less than inflation and was more than offset by the negative impact of converting reimbursement on skilled nursing facility patients from a cost-based reimbursement to a prospective payment system and from lower DRG payments on certain patient transfers mandated by BBA-97. Inpatient operating payment rates were increased 1.1% for the period of October 1, 1999 through September 30, 2000, however, the modest increase was less than inflation and was more than offset by the negative impact of increasing the qualification threshold for additional payments for treating costly inpatient cases (outliers). Payments for Medicare outpatient services historically have been paid based on costs, subject to certain adjustments and limits. BBA-97 requires that payment for those services be converted to PPS, which was implemented on August 1, 2000. The implementation of outpatient PPS has not had a material impact on our results of operations.

During the fourth quarter of 2000, Congress passed the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA") which, among other things, increased Medicare and Medicaid payments to healthcare providers by $35 billion over 5 years with approximately $12 billion of this amount targeted for hospitals and $11 billion for managed care payors. These increased reimbursements to hospitals pursuant to the terms of BIPA will commence in April, 2001 and for the period of April 1, 2001 through September 30, 2001, the additional reimbursements will be remitted to hospitals at twice the scheduled amounts. BBA-97 established the annual update for Medicare at market basket minus 1.1% in both fiscal years 2001 (October 1, 2000 through September 30,
2001) and 2002 and BIPA revised the update at the full market basket in fiscal year 2001 and market basket minus .55% in fiscal years 2002 and 2003. Additionally, BBA-97 reduced reimbursement to hospitals for Medicare bad debts to 55% and BIPA increased the reimbursement to 70%, with an effective date for us of January 1, 2001. We estimate that the implementation of BIPA will result in an increase in net revenues and pretax income of approximately $5 million to $10 million during 2001.

The healthcare industry is subject to numerous laws and regulations which include, among other things, matters such as government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government action has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare providers. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to fines or penalties or required to repay amounts received from government for previously billed patient services. While our management believes that our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to governmental inquiries or actions.

In Texas, a law has been passed which mandates that the state senate apply for a waiver from current Medicaid regulations to allow the state to require that certain Medicaid participants be serviced through managed care providers. We are unable to predict whether Texas will be granted such a waiver or the effect on our business of such a waiver. Upon meeting certain conditions, and serving a disproportionately high share of Texas' and South Carolina's low income patients, five of our facilities located in Texas and one facility located in South Carolina became eligible and received additional reimbursement from each state's disproportionate share hospital fund. Beginning in the third quarter of 1999, as a result of reductions stemming from BBA-97 and program redesigns by the two states, our Medicaid disproportionate share reimbursements were reduced by approximately $11 million annually, on a prospective basis. Beginning in the third quarter of 2000, the Medicaid disproportionate share reimbursements have been reduced by an additional $5.6 million annually, on a prospective basis. We have appealed the reductions related to the Texas program, however, the amounts included in the results of operations during the third and fourth quarters of 2000 were recorded as if we were unsuccessful in our appeal. Included in our financial results was an aggregate of $28.9 million in 2000 (including reimbursements received at two acute care hospitals located in Texas acquired during the second quarter of 1999 and the third quarter of 2000), $37.0 million in 1999 and $36.5 million in 1998 received pursuant to the terms of these programs. Failure to renew these programs, which are scheduled to terminate in the third quarter of 2001, or further reductions in reimbursements, could have a material adverse effect on our future results of operations.

Pressures to control healthcare costs and a shift away from traditional Medicare to Medicare managed care plans have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans. Approximately 35% in 2000, 32% in 1999 and 27% in 1998, of our net patient revenues were generated from managed care companies, which includes health maintenance organizations and preferred provider organizations. In general, we expect the percentage of our business from managed care programs to continue to grow. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of our facilities vary among the markets in which we operate. Typically, we receive lower payments per patient from managed care payors than we do from traditional indemnity insurers, however during 2000, we secured price increases from many of our commercial payors, including managed care companies.

Effective January 1, 1998, our subsidiaries are covered under commercial insurance policies which provide for a self-insured retention limit for professional and general liability claims for most of our subsidiaries up to $1 million per occurrence, with an average annual aggregate for covered subsidiaries of $7 million through 2001. These subsidiaries maintain excess coverage up to $100 million with major insurance carriers. Our remaining facilities are fully insured under commercial policies with excess coverage up to $100 million maintained with major insurance carriers. At various times in the past, the cost of professional and general liability insurance has risen significantly. Therefore, there can be no assurance that we will be able to purchase commercial policies at reasonable premiums upon the December 31, 2001 expiration of current policies. Additionally, there can be no assurance that the increased insurance expense incurred in connection with either commercially or self- insured professional and general liability policies will not have a material adverse effect on our future results of operations.

Health Insurance Portability and Accountability Act of 1996

Regulations related to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") are expected to impact us and others in the healthcare industry by:

 .   Establishing standardized code sets for financial and clinical electronic data interchange ("EDI") transactions to enable more efficient flow of information. Currently there is no common standard for the transfer of information between the constituents in healthcare and therefore providers have had to conform to each standard utilized by every party with which they interact. The goal of HIPAA is to create one common national standard for EDI and once the HIPAA regulation takes effect, payors will be required to accept the national standard employed by providers. The final regulations establishing electronic data transmissions standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically were published in August, 2000 and compliance with these regulations is required by October, 2002.

 .   Mandating the adoption of security standards to preserve the confidentiality of health information that identifies individuals. Currently there is no recognized healthcare standard that includes all the necessary components to protect the data integrity and confidentiality of a patient's personal health record. The final regulations containing the privacy standards were released in December, 2000 which require compliance by February, 2003, however, it is possible that the privacy regulations could be amended or their implementation delayed.

 .   Creating unique identifiers for the four constituents in healthcare:
    payors, providers, patients and employers. HIPAA will mandate the need for the unique identifiers for healthcare providers in an effort to ease the administrative challenge of maintaining and transmitting clinical data across disparate episodes of patient care.

Non-compliance may result in fines, loss of accreditation and/or threat of civil litigation. We have begun preliminary planning for implementation of the necessary changes required pursuant to the terms of HIPAA. However, we cannot currently estimate the implementation cost of the HIPAA related modifications and consequently can give no assurances that issues related to HIPAA will not have a material adverse effect on our consolidated financial condition or results of operations.

Market Risks Associated with Financial Instruments

Our interest expense is sensitive to changes in the general level of domestic interest rates. To mitigate the impact of fluctuations in domestic interest rates, a portion of our debt is fixed rate accomplished by either borrowing on a long-term basis at fixed rates or by entering into interest rate swap transactions. The interest rate swap agreements are contracts that require us to pay fixed and receive floating interest rates over the life of the agreements. The floating-rates are based on LIBOR and the fixed-rate is determined at the time the swap agreement was consummated. We also have a five year interest rate swap aimed at hedging our $135 million Senior Notes. We pay 3 month LIBOR plus a spread and receive a fixed rate of 8.75% plus an additional fixed rate of .465%. The counterparty has the right to cancel the swap in which we pay 3 month LIBOR at any time during the swap term with thirty days notice except for the fixed payment of .465%, which is non-cancelable. The interest rate swap agreements do not constitute positions independent of the underlying exposures. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage features. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial instruments. The counterparties are creditworthy financial institutions, rated AA or better by Moody's Investor Services and we anticipate that the counterparties will be able to fully satisfy their obligations under the contracts. For the years ended December 31, 2000, 1999 and 1998, we received weighted average rates of 7.2%, 5.5% and 5.7%, respectively, and paid a weighted average rate on our interest rate swap agreements of 7.5% in 2000 and 5.8% in both 1999 and 1998.

The table below presents information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including long-term debt and interest rate swaps as of December 31, 2000. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by contractual maturity dates. For interest rate swap agreements, the table presents notional amounts by maturity date and weighted average interest rates based on rates in effect at December 31, 2000. The fair values of long-term debt and interest rate swaps were determined based on market prices quoted at December 31, 2000, for the same or similar debt issues.

                                                        Maturity Date, Fiscal Year Ending December 31,
                                               ----------------------------------------------------------------
                                               2001   2002   2003 2004     2005          Thereafter     Total
                                               ---- -------- ---- ---- -------------     ----------   ---------
                                                                    (dollars in thousands)
Long-term debt:...............................
  Fixed rate--Fair value...................... $689 $  1,011 $587 $349      $136,042      $398,446(a)  $537,124
  Fixed rate--Carrying value.................. $689 $  1,011 $587 $349      $134,696      $255,265     $392,597
  Average interest rates...................... 8.2%     7.7% 8.0% 7.9%          8.7%          5.0%           --
  Variable rate long-term debt................   -- $137,995   --   --            --       $18,200     $156,155
Interest rate swaps:
  Pay fixed/receive variable notional amounts.   --       --   --   --      $135,000            --     $135,000
  Average pay rate............................   --       --   --   --         6.76%            --           --
  Average receive rate........................   --       --   --   -- 3 month LIBOR            --           --
  Pay variable/receive fixed notional
   amounts....................................   --       --   --   --     $(135,000)(b)        --    $(135,000)
  Average pay rate............................   --       --   --   -- 3 month LIBOR            --           --
                                                                            & spread
  Average receive rate........................   --       --   --   --   8.75%+.465%            --           --
  Pay fixed/receive variable notional amounts.   --       --   --   --       $75,000            --      $75,000
  Average pay rate............................   --       --   --   --         6.70%            --           --
  Average receive rate........................   --       --   --   -- 3 month LIBOR            --           --

--------
(a) The fair value of our 5% discounted Convertible Debentures ("Debentures") at December 31, 2000 is $398.4 million, however, we have the right to redeem the Debentures any time on or after June 23, 2006 at a price equal to the issue price of the Debentures plus accrued original issue discount and accrued cash interest to the date of redemption. On June 23, 2006 the amount necessary to redeem all Debentures would be $319.0 million. If the Debentures could be redeemed at the same basis at December 31, 2000 the redemption amount would be $255 million. The holders of the Debentures may convert the Debentures to our Class B stock at any time. If all Debentures were converted, the result would be the issuance of 3.3 million shares of our Class B stock.
(b) Counter party has the right to cancel at any time within 30 days notice, excluding .465% fixed rate payment.

Effects of Inflation and Seasonality

Although inflation has not had a material impact on our results of operations over the last three years, the healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures as are rising supply costs which tend to escalate as vendors pass on the rising costs through price increases. Our acute care and behavioral healthcare facilities are experiencing the effects of the tight labor market, including a shortage of nurses, which may cause an increase in our future salaries, wages and benefits expense in excess of the inflation rate. Although we cannot predict our ability to continue to cover future cost increases, management believes that through adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation on future operating margins should be manageable. However, our ability to pass on these increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws which have been enacted that, in certain cases, limit our ability to increase prices. In addition, as a result of increasing regulatory and competitive pressures and a continuing industry wide shift of patients into managed care plans, our ability to maintain margins through price increases to non-Medicare patients is limited.

Our business is seasonal, with higher patient volumes and net patient service revenue in the first and fourth quarters of our year. This seasonality occurs because, generally, more people become ill during the winter months, which results in significant increases in the number of patients treated in our hospitals during those months.

Liquidity and Capital Resources

Net cash provided by operating activities was $182 million in 2000, $176 million in 1999 and $152 million in 1998. Included in the $6 million increase in 2000 as compared to 1999 was: (i) a favorable $35 million change due to an increase in net income plus the addback of depreciation and amortization expense, minority interest in earnings of consolidated entities, accretion of discount on Convertible Debentures and other non-cash charges; (ii) a favorable $25 million change due to the timing of net income tax payments; (iii) an unfavorable $24 million change due to an increase in the combined working capital balances as of December 31, 2000 at twelve behavioral healthcare facilities and one acute care facility purchased during the third quarter of 2000 (working capital for these facilities was not included in the purchase transactions); and (iv) $30 million of other unfavorable working capital changes. The unfavorable change in other working capital accounts was due primarily to a decrease in the pre-funding of employee benefit programs effective December 31, 1999. The $25 million reduction in income taxes paid was due to an anticipation of higher tax benefits from employee stock option exercises and the decreases in accrued taxes attributable to the prior year's overpayment.

The $24 million increase in 1999 as compared to 1998 was primarily attributable to: (i) a $41 million favorable change in other working capital accounts caused primarily by favorable timing of accounts payable disbursements in 1999 as compared to 1998 and a $17 million decrease in the pre-funding of employee benefit programs, and (ii) an $18 million unfavorable change in accounts receivable, partially resulting from delays in payments by managed care payors.

During 2000, we spent $141 million to acquire the assets and operations of twelve behavioral healthcare facilities and two acute care hospitals and $12 million to acquire a minority ownership interest in an e-commerce marketplace for the purchase and sale of healthcare supplies, equipment and services to the healthcare industry. During 1999, we acquired three behavioral health facilities for a combined purchase price of $27 million in cash plus contingent consideration of up to $3 million. Also during 1999, we acquired the assets and operations of Doctor's Hospital of Laredo in exchange for the assets and operations of our Victoria Regional Medical Center. In connection with this transaction, we also spent approximately $5 million to purchase additional land in Laredo, Texas on which we are constructing a replacement hospital scheduled to be completed and opened in the third quarter of 2001. During 1998, we acquired three acute care hospitals located in Puerto Rico for a combined purchase price of $187 million. Also during 1998, we contributed substantially all of the assets, liabilities and operations of our Valley Hospital Medical Center and Summerlin Hospital Medical Center, in exchange for a 72.5% interest in limited liability companies ("LLCs"). Quorum Health Group, Inc. ("Quorum") holds the remaining 27.5% interest in the LLCs. Quorum obtained its interest by contributing substantially all of the assets, liabilities and operations of Desert Springs Hospital, and $11 million of net cash. The assets and liabilities contributed by us were recorded by the LLCs at carryover value. The LLCs applied purchase accounting to the assets and liabilities provided by Quorum and recorded them at fair market value. As a result of this partial sale transaction, we recorded a pre-tax gain of $55.1 million ($34.7 million after-tax) that was recorded as a capital contribution to UHS. This merger did not have a material impact on the 1998 results of operations. Also during 1998, we spent $2 million to purchase the property of a radiation therapy center located in California.

Capital expenditures were $114 million in 2000, $68 million in 1999 and $97 million in 1998. Included in the 2000 capital expenditures, was approximately $39 million related to construction of replacement acute care hospitals or major construction projects at existing acute care facilities. Capital expenditures for capital equipment, renovations and new projects at existing hospitals and completion of major construction projects in progress at December 31, 2000 may total approximately $236 million in 2001. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals.

During 2000, we received net cash proceeds of $16 million resulting from the divestiture of the real property of a behavioral healthcare facility located in Florida, a medical office building located in Nevada, and our ownership interests in a specialized women's health center and two physician practices located in Oklahoma. During 1999, we received cash proceeds of $16 million generated primarily from the sale of the real property of two medical office buildings. Included in the $16 million of cash proceeds received from merger, sale or disposition of assets in 1998 was $11 million of cash received from Quorum related to the partial sale transaction mentioned above. The net gain/loss resulting from these transactions did not have a material impact on the 2000, 1999 or 1998 results of operations.

During 1998 and 1999, our Board of Directors approved stock purchase programs authorizing us to purchase up to six million shares of our outstanding Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Pursuant to the terms of these programs, we purchased 580,500 shares at an average purchase price of $42.90 per share ($24.9 million in the aggregate) during 1998, 2,028,379 shares at an average purchase price of $35.10 per share ($71.2 million in the aggregate) during 1999 and 1,204,000 shares at an average purchase price of $29.89 per share ($36.0 million in the aggregate) during 2000. Since inception of the stock purchase program in 1998 through December 31, 2000, we purchased a total of 3,812,879 shares at an average purchase price of $34.65 per share ($132.1 million in the aggregate).

During the second quarter of 2000, we issued discounted convertible debentures that are due in 2020 ("Debentures"). The Debentures, which had an aggregate issue price of $250 million or $587 million aggregate principal amount at maturity, were issued at a price of $425.90 per $1,000 principal amount of Debenture. The Debentures will pay cash interest on the principal amount at the rate of 0.426% per annum, resulting in a yield to maturity of 5.0%. The Debentures will be convertible at the option of the holders thereof into 5.6024 shares of our Common Stock per $1,000 face amount of Debenture (equivalent at issuance to $76.02 per share of common stock). The securities were not registered or required to be registered under the Securities Act of 1933 (the "Securities Act") and were sold in the United States in a private placement under Rule 144A under the Securities Act, and were not offered or sold in the United States absent registration or an applicable exemption from registration requirements. Pursuant to an agreement with the holders of the Debentures, the Debentures and the underlying Class B Common Stock were registered for resale under the Securities Act. We used the net proceeds generated from the Debenture issuance to repay debt which was reborrowed to finance previously disclosed acquisitions and for other general corporate purposes.

As of December 31, 2000, we had $355 million of unused borrowing capacity under the terms of our $400 million revolving credit agreement which matures in July 2002 and provides for interest at our option at the prime rate, certificate of deposit plus 3/8% to 5/8%, Euro-dollar plus 1/4% to 1/2% or a money market rate. A facility fee ranging from 1/8% to 3/8% is required on the total commitment. The margins over the certificate of deposit, the Euro-dollar rates and the facility fee are based upon our leverage ratio.

As of December 31, 2000, we had no unused borrowing capacity under the terms of our $100 million, annually renewable, commercial paper program. A large portion of our accounts receivable are pledged as collateral to secure this program. This annually renewable program, which began in 1993, is scheduled to expire or be renewed on October 30th of each year. The commercial paper program has been renewed for the period of October 31, 2000 through October 30, 2001.

Total debt as a percentage of total capitalization was 43% at December 31, 2000 and 40% at December 31, 1999 and 1998. The increase during 2000 as compared to 1999 was due primarily to the 2000 purchase transactions, capital additions and stock purchases, as mentioned above, which were essentially financed with net cash provided by operating activities and borrowings generated from the issuance of the Debentures.

As of December 31, 2000, we had a five year interest rate swap having a notional principal amount of $135 million whereby we pay a floating rate and the counter-party pays us a fixed rate of 8.75%. The counter-party has the right to cancel the swap at any time during the swap term with thirty days notice. Simultaneously, we entered into a fixed rate swap having a notional principal amount of $135 million whereby we pay a fixed rate of 6.76% and receive a floating rate from the counter-party. In addition, we previously entered into forward starting interest rate swaps to fix the rate of interest on a total notional principal amount of $75 million. The forward start date on the interest rate swaps was August, 2000 with an original maturity date of August, 2010, which was reduced during 2000 to August, 2005. The average fixed rate of the $75 million of interest rate swaps, including our current borrowing spread of .35%, is 7.05%. As of December 31, 1999 we had two interest rate swap agreements that fixed the rate of interest on a notional principal amount of $50 million for a period of three years. These interest rate swaps expired on January 4, 2000. The average fixed rate obtained through these interest rate swaps was 6.20% including our borrowing spread of .425%.

The effective interest rate on our revolving credit, demand notes and commercial paper program, including the interest rate swap expense and income incurred on existing and now expired interest rate swaps, was 7.1%, 6.2% and 6.4% during 2000, 1999 and 1998, respectively. Additional interest expense and interest income recorded as a result of our hedging activity was income of $414,000 in 2000 and expense of $202,000 and $75,000 in 1999 and 1998, respectively. We are exposed to credit loss in the event of non-performance by the counter-party to the interest rate swap agreements. All of the counterparties are creditworthy financial institutions rated AA or better by Moody's Investor Service and we do not anticipate non-performance. The estimated fair value of the cost to us to terminate the interest rate swap obligations at December 31, 2000 was approximately $4.3 million.

We expect to finance all capital expenditures and acquisitions with internally generated funds, borrowed funds and issuance of securities. Additional borrowed funds may be obtained either through refinancing the existing revolving credit agreement, the commercial paper facility or the issuance of long-term securities.

                                  MANAGEMENT

The executive officers and directors of UHS are as follows:

Name                             Age         Present Position with UHS
----                             ---         -------------------------
Alan B. Miller ...............   63  Director, Chairman of the Board,
                                     President and Chief Executive Officer
Kirk E. Gorman ...............   50  Senior Vice President and
                                     Chief Financial Officer
O. Edwin French ..............   55  Senior Vice President and
                                     President of Acute Care Hospital Division
Steve G. Filton ..............   43  Vice President, Controller and Secretary
Debra Osteen .................   45  Vice President and
                                     President of Behavioral Health Division
Richard C. Wright ............   53  Vice President
Leatrice Ducat ...............   68  Director
John H. Herrell ..............   60  Director
Robert H. Hotz ...............   56  Director
Anthony Pantaleoni ...........   61  Director
Joseph T. Sebastianelli ......   54  Director
John F. Williams, Jr .........   52  Director

Mr. Miller has been Chairman of the Board, President and Chief Executive Officer of UHS since its inception. His has also served as a Director of UHS since 1978 and his current term expires in 2002. Prior thereto, he was President, Chairman of the Board and Chief Executive Officer of American Medicorp, Inc.

Mr. Gorman was elected Senior Vice President and Chief Financial Officer in December 1992, and served as Vice President and Treasurer of UHS from April 1987 to December 1992. From 1984 until then, he served as Senior Vice President of Mellon Bank, N.A.

Mr. French joined UHS on October 1, 2001 as Senior Vice President and President of the Acute Care Hospital Division. Prior to joining UHS and from June 1995 to September 1997, Mr. French served as President and Chief Executive Officer of a healthcare consulting firm. From October 1997 to December 1999, Mr. French served as President and Chief Operating Officer of Physician Reliance Network. From March 1992 to May 1995, Mr. French served as Senior Vice President of American Medical International.

Mr. Filton has been Vice President and Controller of UHS since November 1991. In September 1999, he was also elected Secretary of UHS. From 1985 to November 1991, he served as Director of Accounting and Control of UHS.

Ms. Osteen was elected Vice President of UHS in January 2000, and is President of the Behavioral Health Division. She has served in various capacities with UHS since 1984, including a position responsible for approximately one-half of the Behavioral Health Division's facilities.

Mr. Wright was elected Vice President of UHS in May 1986. He has served in various capacities with UHS since 1978 and currently heads the development function.

Ms. Ducat has been a Director of UHS since 1997. Her term expires in 2003. She is the founder and has been the President of the National Research Interchange since 1980 and the Human Biological Data Interchange since 1988. She founded the Juvenile Diabetes Foundation and the National and International Organization of Juvenile Diabetes Foundation. She is also the founder and former Chairman of the National Diabetes Research Coalition.

Mr. Herrell has been a Director of UHS since 1993. His term expires in 2003. He has also served in various capacities at the Mayo Foundation since 1968 including Vice President and Chief Administrative Officer since 1984.

Mr. Hotz has been a Director of UHS since 1991. His term expires in 2004. He is also the Managing Director and Co-Head of Corporate Finance in the Americas for UBS Warburg LLC. Previously, he held the position of Co-Head of Corporate Finance and Director at Dillon Read & Co., Inc.

Mr. Pantaleoni has been a Director of UHS since 1982. His term expires in 2004. He is of counsel to the law firm of Fulbright & Jaworski L.L.P., which, during the year ended December 31, 2000 and until the present, has served as counsel to UHS. He is also a Director of AAON, Inc. and Westwood Corporation.

Mr. Sebastianelli was elected Director of UHS in 2000. His term expires in 2004. Since May 2000, he has served as Chairman, Chief Executive Officer and President of onehealthbank.com, a technology company in Cranbury, New Jersey. He was formerly Executive Vice President of Scripps Health, and the President of Aetna, Inc. Prior to its merger with Aetna, Inc. in 1996, he served as Co-President and Principal Medical Administrative Officer of U.S. Healthcare, Inc.

Mr. Williams has been a Director of UHS since 1999. His term expires in 2002. He is Vice President for Health Affairs and Dean of the School of Medicine and Health Sciences of The George Washington University. He previously served as Medical Director of The George Washington University Hospital and Associate Vice President for Graduate Medical Education at the School of Medicine and Health and Sciences; and was a member of the American Public Health Association, the American Medical Association, the New York Academy of Sciences, the American Society of Anesthesiologists and the Society of Critical Care Medicine.

                           DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the description in the accompanying prospectus of the general terms and provisions of the debt securities, to which description reference is hereby made.

General

The notes will mature on November 15, 2011. The notes will be issued in fully registered form only in minimum denominations of $1,000, increased in multiples of $1,000. Interest on the notes will accrue from November 9, 2001 at the rate per year shown on the cover of this prospectus supplement and will be payable semiannually on May 15 and November 15, beginning May 15, 2002, to the persons in whose names the notes are registered at the close of business on the May 1 and November 1 preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the notes is payable. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

The notes will constitute a series of debt securities to be issued under an indenture dated as of January 20, 2000, between UHS and Bank One Trust Company, N.A., as trustee, the terms of which are more fully described in the accompanying prospectus. The notes and any future debt securities issued under the indenture will be unsecured obligations of UHS and will rank on a parity with all other unsecured and unsubordinated indebtedness of UHS. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The indenture does not limit our ability to incur additional indebtedness.

The notes will not be subject to any sinking fund.

We conduct substantially all of our business through subsidiary companies. As a result of this structure:

 .   our subsidiaries may be restricted by contractual provisions or applicable laws from providing us with the cash that we need to pay our debt service obligations, including payments on the notes; and

 .   in any liquidation, reorganization or insolvency proceeding involving UHS, your claim as a holder of the notes will be effectively junior to the claims of the holders of any indebtedness or preferred stock of our subsidiaries.

Optional Redemption

The notes will be redeemable, in whole at any time or in part from time to time, at our option, at a redemption price equal to accrued and unpaid interest on the principal amount being redeemed to the redemption date plus the greater of:

 .   100% of the principal amount of the notes to be redeemed; and

 .   the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 30 basis points.

"Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

"Comparable Treasury Price" means, with respect to any date of redemption, the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

"Quotation Agent" means J.P. Morgan Securities Inc. or another Reference Treasury Dealer appointed by us.

"Reference Treasury Dealer" means each of J.P. Morgan Securities Inc. and Banc of America Securities LLC and their respective successors and any other primary treasury dealer we select. If any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, we must substitute another primary treasury dealer.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day before the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions of the notes called for redemption.

Same-Day Settlement and Payment

The notes will trade in the same-day funds settlement system of The Depository Trust Company ("DTC") until maturity or until we issue the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except, in some cases, for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes.

Book-Entry System; Delivery and Form

General

The notes will be issued in the form of one or more fully registered global securities. For purposes of this prospectus supplement, "Global Security" refers to the global security or global securities representing the entire issue of the notes. The Global Security will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except in the limited circumstances described below, the notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC. We understand as follows with respect to the rules and operating procedures of DTC, which affect transfers of interests in the Global Security.

DTC

DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own notes held by DTC only through Participants or Indirect Participants. Beneficial ownership of notes may be reflected (i) for investors who are Participants, in the records of DTC, (ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in the Global Security can only be effected through DTC, a Participant or an Indirect Participant. Each of the underwriters is a Participant or an Indirect Participant.

Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Global Security will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the notes under the indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the holders thereof under the indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of notes.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the notes to pledge such notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such notes, may be affected by the lack of a physical certificate for such notes.

Payment of principal of and interest on the notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Security, we understand that it is the practice of DTC to credit the Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

If we redeem less than all of the notes, we have been advised that it is DTC's practice to determine by lot the amount of the interest of each Participant in the notes to be redeemed.

We understand that under existing industry practices, if we request holders of the notes to take action, or if an owner of a beneficial interest in a note desires to take any action which a holder is entitled to take under the indenture, then (i) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (ii) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

If an event of default by us specified in the indenture has occurred and is continuing and all principal and accrued interest in respect of the notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Security and a successor depositary is not appointed by us within 90 days, we will issue individual certificated notes in definitive form in exchange for the Global Security. In addition, we may at any time determine not to have the notes represented by the Global Security, and, in such event, will issue individual certificated notes in definitive form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of individual certificated notes in definitive form equal in principal amount to such beneficial interest in the Global Security and to have all such certificated notes registered in its name. Individual certificated notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

Concerning the Trustee

The trustee is Bank One Trust Company, N.A. The trustee is the trustee under our indenture entered into in connection with our offering of convertible debentures due 2020, and an affiliate of the trustee is a lender to us under our revolving credit agreement and provides cash management and depository account services to us. From time to time, we may enter into other banking relationships with the trustee or its affiliates.

                                 UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, UHS has agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

                                                            Principal
       Underwriter                                       Amount of Notes
       -----------                                       ---------------
       J.P. Morgan Securities Inc.......................  $ 79,000,000
       Banc of America Securities LLC...................    77,000,000
       Fleet Securities, Inc............................    17,000,000
       First Union Securities, Inc......................    17,000,000
       ABN AMRO Incorporated............................    10,000,000
                                                          ------------
          Total.........................................  $200,000,000
                                                          ============

Under the terms and conditions of the Underwriting Agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

Expenses associated with this offering, to be paid by UHS, are estimated to be $250,000.

J.P. Morgan Securities Inc. ("JPMorgan") and Banc of America Securities LLC will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and Banc of America Securities LLC and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan and Banc of America Securities LLC based on transactions JPMorgan and Banc of America Securities LLC conduct through the system. JPMorgan and Banc of America Securities LLC will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, the underwriters or their affiliates have engaged, or may in the future engage, in commercial banking or investment banking transactions with UHS and its affiliates. In particular, an affiliate of JPMorgan acts as the agent for our revolving credit facility and affiliates of JPMorgan, Banc of America Securities LLC, Fleet Securities, Inc. and First Union Securities, Inc. are lenders under our revolving credit facility and will receive greater than 10% of the proceeds of this offering. Accordingly, this offering is being conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

First Union Securities, Inc., one of the underwriters, is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the notes offered by this prospectus supplement.

                                 LEGAL MATTERS

Legal matters relating to the notes will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York, and for the underwriters by Davis Polk & Wardwell, New York, New York. Anthony Pantaleoni, a director of ours who owns less than one percent of our outstanding capital stock, is of counsel to Fulbright & Jaworski L.L.P.

                                    EXPERTS

The consolidated financial statements and schedules of Universal Health Services, Inc. and subsidiaries incorporated by reference in this prospectus supplement and in the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

                                 $500,000,000

                        UNIVERSAL HEALTH SERVICES, INC.

                             Class B Common Stock
                                Debt Securities

                               -----------------

   We may offer to the public, from time to time, in one or more series or issuances:

  .  shares of our class B common stock; and

  . our debt securities, consisting of debentures, notes or other unsecured evidences of our indebtedness.

   This prospectus provides you with a general description of the class B common stock and debt securities that we may offer. Each time we offer class B common stock or debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. You should read this prospectus and each prospectus supplement carefully before you invest.

   Our class B common stock currently trades on the New York Stock Exchange under the symbol "UHS."

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                    This prospectus is dated May 14, 2001.

                               TABLE OF CONTENTS

                                          Page
                                          ----
Where You Can Find Additional Information   3
Universal Health Services, Inc...........   4
Ratio of Earnings to Fixed Charges.......   4
Use of Proceeds..........................   4
Description of Our Capital Stock.........   5
Description of Our Debt Securities.......   5
Plan of Distribution.....................  11
Legal Matters............................  12
Experts..................................  12

                               -----------------

   You should rely only on the information contained or incorporated by reference in this prospectus or in the prospectus supplement which is delivered with this prospectus, or which is referred to under "Where You Can Find Additional Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than our class B common stock or debt securities which are referred to in the prospectus supplement. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than our class B common stock or debt securities in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of our class B common stock or debt securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should be aware that information in this prospectus may change after this date.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our file number is 1-10765. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1?800-SEC-0330 for further information on the public reference rooms and their copy charges.
   Our class B common stock is listed on the New York Stock Exchange. You may also inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   We are "incorporating by reference" specified documents that we file with the SEC, which means:

  .  incorporated documents are considered part of this prospectus;

  . we are disclosing important information to you by referring you to those documents; and

  . information that we file in the future with the SEC will automatically update and supersede the information in this prospectus.
   We incorporate by reference the documents listed below, and any documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus:

  .  our annual report on Form 10-K for the year ended December 31, 2000.

  .  our quarterly report on Form 10-Q for the quarter ended March 31, 2001.

   You may also request a copy of these filings, at no cost, by writing or telephoning our chief financial officer at the following address:

                        Universal Health Services, Inc.
                          Universal Corporate Center
                                P.O. Box 61558
                             367 South Gulph Road
                   King of Prussia, Pennsylvania 19406-0958
                      Attention: Chief Financial Officer
                           Telephone: (610) 768-3300

                        UNIVERSAL HEALTH SERVICES, INC.

   Our principal business is owning and operating acute care hospitals, behavioral health centers, ambulatory surgery centers, radiation oncology centers and women's centers. At December 31, 2000, we operated 59 hospitals, consisting of 23 acute care hospitals, 35 behavioral health centers, and one women's center. As part of our Ambulatory Treatment Centers Division, at December 31, 2000 we owned, either outright or in partnership with physicians, and operated or managed 25 surgery and radiation oncology centers located in 12 states and the District of Columbia. Our facilities are located in Arkansas, California, Delaware, the District of Columbia, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Massachusetts, Michigan, Missouri, Nevada, New Jersey, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Texas, Utah and Washington.
   In 2000, our acute care hospitals, ambulatory surgery centers, radiation oncology centers and women's centers contributed approximately 84% of our consolidated net revenues and our behavioral health centers contributed approximately 16% of our consolidated net revenues.
   Services provided by our hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services and behavioral health services. Our facilities benefit from shared centralized services, such as central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.
   In March 2001, we purchased a 93 percent ownership interest in an operating company that owns eight hospitals located in France. In connection with this purchase, we plan to sell up to a 20 percent minority ownership interest in the operating company to the management group located in France.
   We are a Delaware corporation. Our principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, Pennsylvania 19406-0958. Our telephone number is (610) 768-3300.

                      RATIO OF EARNINGS TO FIXED CHARGES
   The following table sets forth our consolidated ratio of earnings to fixed charges for each of the years ended December 31, 1996, 1997, 1998, 1999 and 2000.


                                 Year ended December 31,
                   ------------------------------------------------
                   1996         1997        1998     1999      2000
                   ----         ----        ----     ----      ----
                   3.3          4.0         3.9      3.8       4.2

   The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income tax and extraordinary items plus fixed charges. Fixed charges include interest expense, interest element of lease rental expense, and amortization of debt issuance costs.

                                USE OF PROCEEDS

   Unless otherwise provided in the prospectus supplement that accompanies this prospectus, we intend to add the net proceeds from the sale of our class B common stock or debt securities to our general funds. We expect to use the proceeds for general corporate purposes, including working capital, capital expenditures and the repayment of short-term borrowings. Before we use the proceeds for these purposes, we may invest the proceeds in interest-bearing time deposits or short-term marketable securities.

                       DESCRIPTION OF OUR CAPITAL STOCK

   This section identifies the classes of our capital stock and some of the rights associated with each class of our capital stock. We may only offer class B common stock using this prospectus.

   Our authorized capital stock consists of 12,000,000 shares of class A common stock, $0.01 par value per share, 75,000,000 shares of class B common stock, $0.01 par value per share, 1,200,000 shares of class C common stock, $0.01 par value per share, and 5,000,000 shares of class D common stock, $0.01 par value per share. Shares of class A, C and D common stock may be converted into class B common stock on a share-for-share basis.

   Our class B common stock currently trades on the New York Stock Exchange under the symbol "UHS."

   Class A common stock, class B common stock, class C common stock and class D common stock are substantially similar except that each class has different voting rights. Each share of class A common stock has one vote per share; each share of class B common stock has one-tenth vote per share; each share of class C common stock has one hundred votes per share; and each share of class D common stock has ten votes per share. Notwithstanding the foregoing, if a holder of class C or class D common stock holds a number of shares of class A or class B common stock, respectively, which is less than ten times the number of shares of class C or class D common stock, respectively, that such holder holds, then such holder will only be entitled to one vote per share of class C common stock and one-tenth vote per share of class D common stock.

   The holders of class B and class D common stock, voting together, with each share of class B and class D common stock having one vote per share, are entitled to elect the greater of 20% of our Board of Directors or one director. The holders of class B and class D common stock are also permitted to vote together as a separate class with respect to certain other matters or as required by applicable law. Holders of class A and class C common stock, voting as a single class, elect the remaining directors and vote together with the holders of class B and class D common stock on all other matters.

   We have historically not paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the forseeable future.

                      DESCRIPTION OF OUR DEBT SECURITIES

   This section describes some of the general terms of our debt securities. The prospectus supplement will describe the particular terms of the debt securities we are offering. The prospectus supplement will also indicate the extent, if any, to which these general terms may not apply to the debt securities we are offering.

   We will issue our debt securities under an indenture between us and Bank One Trust Company, N.A., which is serving as trustee. The indenture is an exhibit to the registration statement of which this prospectus is a part. We are summarizing certain important provisions of our debt securities and the indenture. This is not a complete description of the important terms. You should refer to the specific terms of the indenture for a complete statement of the terms of the indenture and our debt securities.

General

   Our debt securities will be unsecured obligations of ours.

   The indenture does not limit the amount of debt securities that we may issue under the indenture, nor does it limit other debt that we may issue. We may issue our debt securities at various times in different series, each of which may have different terms.

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   We expect that the prospectus supplement relating to the particular series of debt securities we are offering will include the following information concerning those debt securities:

  .  The title of the debt securities;

  .  Any limit on the amount of debt securities that we may offer;

  . The price at which we are offering our debt securities. We will usually express the price as a percentage of the principal amount;

  .  The maturity date of our debt securities;

  . The interest rate per annum on our debt securities. We may specify a fixed rate or a variable rate, or we may offer debt securities that do not bear interest but are sold at a substantial discount from the amount payable at maturity;

  .  The date from which interest on our debt securities will accrue;

  . The dates on which we will pay interest and the regular record dates for determining who is entitled to receive the interest;

  . If applicable, the dates on which or after which, and the prices at which, we are required to redeem our debt securities or have the option to redeem our debt securities;

  . If applicable, any limitations on our right to defease our obligations under our debt securities by depositing cash or securities;

  . The amount that we would be required to pay if the maturity of our debt securities is accelerated, if that amount is other than the principal amount;

  . Any additional restrictive covenants or other material terms relating to our debt securities;

  .  Any additional events of default that will apply to our debt securities;
     and

  . If we will make payments on our debt securities in any currency other than United States dollars, the currency or composite currency in which we will make those payments. If the currency will be determined under an index, the details concerning such index.

Payments on Debt Securities

   We will make payments on our debt securities at the office or agency we will maintain for that purpose, which will be the Corporate Trust Office of the trustee in New York, New York unless we indicate otherwise in the prospectus supplement, or at such other places and at the respective times and in the manner as we designate in the prospectus supplement. As explained under "--Book-Entry Debt Securities" below, The Depository Trust Company or its nominee will be the initial registered holder unless the prospectus supplement provides otherwise.

Form, Denominations and Transfers

   Unless otherwise indicated in the prospectus supplement:

  . Our debt securities will be in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000; and

  . We will not charge any fee to register any transfer or exchange of our debt securities, except for taxes or other governmental charges, if any.

Certain Covenants

   Unless we otherwise specify in the prospectus supplement, there will not be any covenants in the indenture or our debt securities that would protect you against a highly leveraged or other transaction involving us that may

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adversely affect you as a holder of our debt securities. If there are provisions that offer such protection, they will be described in the prospectus supplement.

   Limitations on Liens. Under the indenture, we and our restricted subsidiaries (defined below) may not issue, assume or guarantee any debt for money borrowed, which is secured by a lien on a principal property (defined below) or shares of stock or indebtedness of any restricted subsidiary, unless the lien similarly secures your debt securities. This restriction will not apply to indebtedness that is secured by:

  .  liens existing on the date of the indenture;

  . liens in favor of governmental bodies securing progress, advance or other payments;

  . liens existing on property, capital stock or indebtedness at the time of acquisition, including acquisition through lease, merger or consolidation;

  . liens securing the payment of all or any part of the purchase price of the acquired property or the purchase price of construction, installation, renovation, improvement or development on or of the acquired property or securing any indebtedness incurred prior to, at the time of or within 360 days after the later of the acquisition, completion of the construction, installation, renovation, improvement or development or the commencement of full operation of the acquired property, provided that the amount of such indebtedness does not exceed the expense incurred to construct, install, renovate, improve or develop the acquired property, or within 360 days after the acquisition of the capital stock or indebtedness for the purpose of financing all or any part of the purchase price;

  . liens securing indebtedness in an aggregate amount which, at the time of incurrence and together with all outstanding attributable debt (defined below) in respect of sale and leaseback transactions where, at the time of incurrence, we would be entitled under the indenture to create or assume a lien on the principal property securing indebtedness in an amount at least equal to the attributable debt in respect of that transaction, without equally and ratably securing our debt securities described in this prospectus, does not exceed 10% of our consolidated net tangible assets;

  .  liens securing indebtedness owed to us or to a restricted subsidiary; and

  . any extension, renewal or replacement, in whole or in part, of any of the liens described above.

   A direct or indirect subsidiary of ours is a "restricted subsidiary" if substantially all of its property is located in the continental United States and if it owns any principal property, except if the subsidiary is principally engaged in leasing or in financing installment receivables or overseas operations.

   A "principal property" is any property, plant, equipment or facility of ours or any of our restricted subsidiaries, except that any property, plant, equipment or facility of ours or any of our restricted subsidiaries which does not equal or exceed 3% of our consolidated net tangible assets shall not constitute a principal property of ours unless our Board of Directors or our management deems it to be material to us and our restricted subsidiaries, taken as a whole. Accounts receivable or inventory of ours or any of our restricted subsidiaries are not "principal property"; provided, however, that individual items of property, plant, equipment or individual facilities of ours or any of our restricted subsidiaries shall not be combined in determining whether that property, plant, equipment or facility constitutes a principal property of ours, whether or not they are the subject of the same transaction or series of transactions.

   With respect to any sale and leaseback transaction as of any particular time, "attributable debt" means the present value, discounted at the rate of interest implicit in the terms of the lease, of the obligations of the lessee under the lease for net rental payments during the remaining term of the lease, including any period for which the lease has been extended or may, at our option, be extended.

                                      7

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   Limitation on Sale and Leaseback Transactions. We and our restricted subsidiaries may not enter into sale and leaseback transactions involving any principal property unless:

  . we or our restricted subsidiary sell that principal property within 360 days from the date of acquisition or completion of the construction or commencement of full operations of that principal property, whichever is later; or

  . we or our restricted subsidiary, within 120 days after the sale, reduce funded debt, which is not subordinated in right of payment to our debt securities described in this prospectus, by an amount not less than the greater of the net proceeds of the sale and leaseback transaction or the fair value of that principal property.

   This restriction will not prevent a sale and leaseback transaction of any principal property:
  . if the lease is for a period, including renewals, of not more than 36 months; or

  . if we or our restricted subsidiary would, at the time of incurrence, be entitled under the indenture to create or assume a lien on that principal property securing indebtedness in an amount at least equal to the attributable debt in respect of the sale and leaseback transaction, without equally and ratably securing our debt securities described in this prospectus.

   Restrictions on Consolidation, Merger or Sale. We may not consolidate or merge or sell or convey all or substantially all of our assets unless the surviving corporation, if it is not us, is a domestic corporation and assumes our obligations under our debt securities and the indenture and unless, under the indenture, there is no event of default as a result of the transaction.

Defeasance

   The indenture includes provisions allowing defeasance that we may choose to apply to our debt securities of any series. If we do so, we would deposit with the trustee or another trustee money or U.S. government obligations sufficient to make all payments on those debt securities. If we make such a deposit with respect to your debt securities, we may elect either:

  . to be discharged from all our obligations on your debt securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust; or

  . to be released from our restrictions described above relating to liens and sale and leaseback transactions.

   To establish such a trust, we must deliver to the trustee an opinion of our counsel that the holders of our debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. There may be additional provisions relating to defeasance which we will describe in the prospectus supplement.

Events of Default, Notice and Waiver

   If certain events of default by us specified in the indenture happen and are continuing, either the trustee or the holders of 25% in principal amount of the outstanding debt securities of a series may declare the principal and accrued interest, if any, of all securities of that series to be due and payable. If other specified events of default happen and are continuing, either the trustee or the holders of 25% in principal amount of the outstanding debt securities of all series may declare the principal and accrued interest, if any, of all the outstanding debt securities to be due and payable.

   An event of default in respect of any series of our debt securities means:

  .  our failure to pay any interest on that series within 30 days of when due;

  . our failure to pay any principal, sinking fund installment or analogous obligation on that series when due;

  . our failure to perform any other agreement in our debt securities of that series or the indenture, other than an agreement relating solely to another series of our debt securities, for 90 days after notice;

  .  acceleration of our indebtedness aggregating more than $20,000,000;

  . our failure to discharge any judgment of $20,000,000 or more within 60 days after the judgment becomes final and nonappealable; and

  .  certain events of our bankruptcy, insolvency and reorganization.

   Within 90 days after a default in respect of any series of our debt securities, the trustee must give to the holders of such series notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the trustee may withhold such notice if it in good faith determines that withholding is in the interest of such holders. The term "default" means, for this purpose, the happening of any event of default, disregarding any grace period or notice requirement.

   Before the trustee is required to exercise rights under the indenture at the request of holders, it is entitled to be indemnified by such holders, subject to its duty, during an event of default, to act with the required standard of care.

   If any event of default has occurred, the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting proceedings for remedies available to the trustee, or exercising any trust or power conferred on the trustee, in respect of that series.

   We must file an annual certificate with the trustee that we are in compliance with conditions and covenants under the indenture.

   The holders of a majority in principal amount of the outstanding debt securities of a series, on behalf of the holders of all debt securities of that series, or the holders of a majority of all outstanding debt securities voting as a single class, on behalf of the holders of all outstanding debt securities, may waive some past defaults or events of default, or compliance with certain provisions of the indenture, but may not waive among other things an uncured default in payment.

Modification or Amendment of the Indenture

   If we receive the consent of the holders of a majority in principal amount of the outstanding debt securities affected, we may enter into supplemental indentures with the trustee that would:

  .  add, change or eliminate provisions in the indenture; or

  .  change the rights of the holders of our debt securities.

   However, unless we receive the consent of all of the affected holders, we may not enter into supplemental indentures that would, with respect to the debt securities of those holders:

  .  change the maturity;

  .  reduce the principal amount or any premium;

  .  reduce the interest rate or extend the time of payment of interest;

  . reduce any amount payable on redemption or reduce the amount of the principal of an original issue discount security that would be payable on acceleration;

  .  impair or affect the right of any holder to institute suit for payment;

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

  .  change any right of the holder to require repayment; or

  .  reduce the requirement for two-thirds approval of supplemental indentures.

Regarding the Trustee

   The trustee is Bank One Trust Company, N.A. The trustee is a lender to us under our revolving credit agreement, provides cash management and depository account services to us, and is the trustee under our indenture entered into in connection with our issuance, in June 2000, of $586,992,000 aggregate principal amount at maturity of convertible debentures due 2020. From time to time, we may enter into other banking relationships with the trustee.

Book-Entry Debt Securities

   The prospectus supplement will indicate whether we are issuing the related debt securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with The Depository Trust Company (DTC), New York, New York, and will evidence all of our debt securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased our debt securities. The participant will then keep a record of its clients who own our debt securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder of our debt securities under the indenture.

   The laws of some jurisdictions require that certain purchasers of securities such as our debt securities take physical delivery of those securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

   We will make payments on each series of book-entry debt securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither we, the trustee nor any of our respective agents will be responsible or liable for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC's records relating to such beneficial ownership interests.

   DTC has advised us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC's records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in "street name", and will be the sole responsibility of such participants.

   A global security representing a series will be exchanged for certificated debt securities of that series only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor within 90 days;

  .  we decide that the global security shall be exchangeable; or

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

  . there is an event of default under the indenture or an event which with the giving of notice or lapse of time or both would become an event of default with respect to our debt securities represented by that global security.

If that occurs, we will issue our debt securities of that series in certificated form in exchange for that global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for our debt securities of that series equal in principal amount to such beneficial interest and to have those debt securities registered in its name. We would issue the certificates for those debt securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

   DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom, and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

                             PLAN OF DISTRIBUTION

   We may sell our class B common stock or debt securities to or through one or more underwriters or dealers, and also may sell our class B common stock or debt securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of our class B common stock or debt securities. Only underwriters named in the prospectus supplement will be considered as underwriters of our class B common stock or debt securities offered by the prospectus supplement. We may distribute our class B common stock or debt securities at different times in one or more transactions. We may sell our class B common stock or debt securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   In connection with the sale of our class B common stock or debt securities, underwriters may receive compensation from us or from purchasers of our class B common stock or debt securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of our class B common stock or debt securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of our class B common stock or debt securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any such underwriter or agent, and we will describe any such compensation, in the prospectus supplement.

   We may agree to indemnify underwriters, dealers and agents who participate in the distribution of our class B common stock or debt securities against certain liabilities, including liabilities under the Securities Act of 1933. We may also agree to contribute to payments which the underwriters, dealers or agents may be required to make in respect of such liabilities. We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase our class B common stock or debt securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning our class B common stock or any series of our debt securities, we will indicate that in the prospectus supplement.

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   In connection with an offering of our class B common stock or debt securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our class B common stock or debt securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in our class B common stock or debt securities for their own account. In addition, underwriters may bid for, and purchase, our class B common stock or debt securities in the open market to cover short positions or to stabilize the price of our class B common stock or debt securities.

   Finally, underwriters may reclaim selling concessions allowed for distributing our class B common stock or debt securities in the offering if the underwriters repurchase previously distributed shares of our class B common stock or our debt securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our class B common stock or debt securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time. Agents and underwriters may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

                                 LEGAL MATTERS

   Certain legal matters with respect to the validity of our class B common stock and debt securities will be passed upon for us by Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York 10103. Anthony Pantaleoni, a director of ours who owns less than one percent of our outstanding capital stock, is a partner of Fulbright & Jaworski L.L.P.

                                    EXPERTS

   The consolidated financial statements and schedule of Universal Health Services, Inc. and subsidiaries incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

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